14008694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 18 2014
WASH. D.C.
201

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Alternaturals, Inc.

(Exact name of issuer as specified in its charter)

Nevada	2833	88-0343833
State or other jurisdiction of incorporation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

2885 Sanford Ave
SW #28452
Grandville, MI 49418
616-244-8500
(Address, and telephone number of issuer's principal executive offices)

Matthew Briggs
2885 Sanford Ave
SW #28452
Grandville, MI 49418
616-244-8500
(Name, address, and telephone number, of agent for service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

<u>Matthew Briggs</u>
2885 Sanford Ave SW #28452 Grandville, MI 49418

(b) The issuer's officers:

Matthew Briggs
CEO/Chairman/Secretary
2885 Sanford Ave SW #28452 Grandville, MI 49418

Mark Figula
CTO/CMO
2885 Sanford Ave SW #28452 Grandville, MI 49418

(c) The issuer's general partners: None

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Matthew Briggs
1 Shares Preferred Series A (with 51% voting rights)
2885 Sanford Ave SW #28452 Grandville, MI 49418

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities: See the information under (d) above

(f) Promoters of the issuer: None

(g) Affiliates of the issuer: None

(h) Counsel to the issuer with respect to the proposed offering:
Kaleem Sikandar
651 Winburn Drive Collierville, TN 38017

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partner's: Not Applicable

(m) Counsel to the underwriter: Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer:

Not Applicable.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years:

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary:

New York.

The securities to be offered in connection with this proposed offering shall be offered by the officer of the Company through his contacts and word of mouth only. Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Alternaturals, Inc. has made the following unregistered sale of shares of its Common Stock during the one (1) year prior to the filing of this Form 1-A:

March 14, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

March 14, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

May 8, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

May 8, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

July 8, 2014 – Globe Idol Capital, Inc. – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

July 8, 2014 – Eastlight Enterprises, Inc – 100,000,000 Common Shares
Alternaturals, Inc., Cost Basis $.0001 ($10,000)
Issued in exchange for forgiveness of $10,000 in Convertible debt

Since November 5, 2013 unregistered securities sold by or for the account of a person who at the time was a director, officer, promoter, or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, have been issued as follows:

(b) February 20, 2014 – Matthew Briggs, 1 Share Preferred Series B shares
Alternaturals, Inc., Cost Basis $0.001 (Par value)
Issued in exchange for services as Interim CEO for 1 year.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

For the securities issued under paragraph (a) above that were part of a conversion of debt, the exemption relied upon was Section 3(a)(9) of the Securities Act of 1933, as the debt was aged more than one year at the time of conversion into common shares, so the age of the stock was also considered to be over one year old and therefore eligible for removal of restrictive legends and sellable. For the securities described above in Item 5(b) are restricted shares and therefore do not use any exemption to registration.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer is making no such offering and does not intend to do so.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

There are no such arrangements.

(2) To stabilize the market for any of the securities to be offered;

There are no such arrangements.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 265 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
The Issuer does not intend to do so.

OFFERING CIRCULAR

ALTERNATUTRALS, INC.

1,500,000,000 SHARES OF COMMON STOCK

MAXIMUM OFFERING: $1,500,000

NO MINIMUM OFFERING

Estimated Purchase Price: $0.001 or such lower amount

As determined by the Investment Agreement

Alternaturals, Inc., a Nevada corporation (the "Company" or "we"), hereby offers (the "offering") 1,500,000,000 shares (the "Shares") of its common stock, par value $0.0001 per share, ("Common Stock") at a purchase price per share of the lesser of $0.001, up to an aggregate purchase amount of $1,500,000. The offering is being made on a "best efforts" basis. We will continue the offering until Shares with an aggregate sales price of $1,500,000 have been sold or until one (1) year from the date of this offering circular, whichever is earlier. The purchase price will be adjusted based upon the terms of the Investment Agreement which provides that the Shares may be purchased by Peachtree Capital LLC., at fifty percent 50% discount to the lowest traded price of the Company's common stock during the twenty (20) consecutive trading days immediately prior to the receipt by Peachtree Capital, LLC., of the put notice as provided for in the Investment Agreement, or at the price equal to fifty percent 50% of the closing bid on the day of receipt by Peachtree Capital, LLC., of the put notice, whichever is lower.

This Offering is being conducted on a "best-efforts" basis, which means that our Chief Executive Officer ("CEO"), will use his best efforts in an attempt to sell the Shares. Our CEO will not receive any compensation for these sales. In offering the Shares on our behalf, our CEO will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares will be offered for sale at a price of $0.001 per share, or such lower price as provided in the Investment Agreement. If all of the Shares are purchased, the gross proceeds to us will be approximately $1,500,000 or such lower amount, based on the purchase price per share. However, since the Offering is being conducted on the basis of the lower of two prices, the total amount of funds to us, even if the entire amount of shares are sold, may be less than the amount expected. Furthermore, since the offering is being sold on a "best-efforts" basis, there is no minimum number of Shares that must be sold, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

The Company is a development stage corporation engaged in the manufacture and sale of supplements, natural remedies, and vitamins through wholesale and retail channels. Proceeds of this offering will be used primarily to increase the marketing efforts of the company and to purchase equipment for its product manufacturing, packaging, and for other general corporate purposes. The mailing address of our offices is:

We are a development stage company. Investing in our Common Stock involves a high degree of risk, including the risk that you could lose all of your investment. Please read "Risk Factors" beginning on page of this Offering Circular about the risks you should consider before investing.

	Offering Price to the Public	Commissions	Net Proceeds (25% Shares sold)	Net Proceeds (50% Shares sold)	Net Proceeds (75% Shares sold)	Net Proceeds (100% Shares sold)
Per unit [1]	$0.001	0	$0.001	$0.001	$0.001	$0.001
Total [2]	$1,500,000	0	$375,000	$750,000	$1,125,000	$1,500,000

(1) Price subject to variable pricing as provided in the Investment Agreement See discussion of Investment Agreement
(2) Before deducting expenses of the Offering which are estimated to be approximately $15000 Subject to change based on variable pricing in the Investment Agreement

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION

The approximate date of proposed sale to the public as soon as practicable after the offering is qualified the Effective Date.

The date of this Offering Circular is December 1, 2014

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. F URTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUNIENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE NEW YORK STATE SECURITIES REGULATORY BODIES, AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERIVIINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

FOR NEW YORK RESIDENTS THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR OMIT TO STATE MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE NOT MISLEADING IT CONTAINS FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN

Contents

OFFERING CIRCULAR SUMMARY

THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS OFFERING CIRCULAR THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD CAREFULLY READ THE ENTIRE OFFERING CIRCULAR INCLUDING THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY DISCUSSED UNDER THE RISK FACTORS SECTION OF THE OFFERING CIRCULAR BEFORE MAKING AN INVESTMENT DECISION. SOME OF THE STATEMENTS IN THIS OFFERING CIRCULAR ARE FORWARD-LOOKING STATEMENTS SEE THE SECTION ENTITLED CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Business Overview

Background:
Alternaturals, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Premier Mortgage Resources, Inc." The name of the Company was then changed on January 18, 2007 to Auto V Resources, Inc. and then on December 5, 2008 it was changed back to Premier Mortgage Resources, Inc. once again to aid in recapturing previous clients. From of July 1, 2011 to early 2013, the company has operated as a consulting corporation making referrals in the mortgage industry. During the fiscal year ended December 31, 2013, the company acquired DBA Alternaturals, Inc. in order to move forward with its plan to sell alternative healthcare products as substitutes for popular prescription drugs. On April 31, 2014, a name and symbol change was approved by FINRA and took effect changing the company name to Alternaturals, Inc. and the symbol to ANAS.

Our Business:
Alternaturals, Inc., is a Nevada Corporation, with principal address at 2885 Sanford Ave SW #28452 Grandville, MI 49418 and contact phone number of (616) 244 8500. The company's fiscal year ends December 31st. The Company manufactures and sells alternative healthcare products including an all-natural sleep aids, as well as many natural substitutes for popular prescription drugs. The Company's mission is to create and develop various vitamin and supplement formulas that treat many common ailments, which are typically treated with prescription drugs. Substances categorized as supplements with the Food and Drug Administration offer just as much success and almost no regulation, which brings cost of production down. This allows much less expensive products to be sold at a reasonable price with a larger profit margin.

THE OFFERING

Issuer	Alternaturals, Inc., a Nevada corporation.
Security Offered	Share of Common Stock, par value $0.0001
Price Per Unit	$0.001 or such variable price as provided in the Investment Agreement.
Minimum Offering	None.
Maximum Offering	$1,500,000 (1,500,000,000 Shares)
Minimum Investment	None.
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of Shares with an aggregate sales price of $1,500,000, or (2) one year after the date of this Offering Circular.
Voting Rights	Stockholders will have one vote per share for each Share owned by them in all matters, including the election of Directors, as provided in the Nevada Corporation law. However, Mr. Briggs, as a result of his ownership of shares of Common Stock and all of the shares of Class A Preferred Stock, will be able to control the outcome of any election of Directors or any other vote of the stockholders.
Dividends	We have never paid a dividend on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Dilution	Purchasers of shares will suffer an immediate dilution of $0.00069 per share
Use of Proceeds	The net proceeds of this offering will be used primarily to hire full-time sales people and to install equipment for manufacturing. In addition, some of the proceeds will be used for other corporate purposes. Expenses of the Offering are estimated to be approximately $15,000.
Trading of our	Shares of our common stock are thinly traded on

Shares	OTC Markets Group's Pink Sheets.
Exchange Act	The Company is not required to provide disclosure pursuant to the Disclosure Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to qualify the offering for sale in New York and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This offering is being conducted on a "best-efforts" basis, which means our CEO Mr. Briggs will attempt to sell the Shares to prospective investors without the use of an underwriter. We will not pay any commission or other remuneration to Mr. Briggs.

Investment Agreement with Peachtree Capital, LLC.

On November 1, 2014 we entered into an investment agreement with Peachtree Capital, LLC. ("Peachtree"), Pursuant to the terms of the Peachtree Investment Agreement, Peachtree commits purchase up to $1,500,000 of our common stock over period of up to eighteen 18 months while this offering is effective From time to time during the eighteen 18 months period commencing from the effectiveness of the qualification of this Offering we may deliver put notice to Peachtree, which states the dollar amount that we intend to sell to Peachtree on date specified in the put notice. The maximum investment amount per notice shall be no more than 4.99% of the outstanding number of shares of the Company on the day of the applicable put notice. The purchase price per share to be paid by Peachtree shall be calculated at fifty percent 50% discount to the lowest trading price of the common stock as reported by OTCMarkets.com during the twenty (20) consecutive trading days immediately prior to the receipt by Peachtree of the put notice or fifty percent (50%) discount to the closing bid on the day of the put notice whichever is lower. Peachtree will periodically purchase our common stock under the Peachtree Investment Agreement, and may in turn sell such shares to investors in the market at the market

RISK FACTORS

An investment in our common stock involves risks. You should carefully consider each of the following risks and all of the information set forth in this offering circular before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks and uncertainties develops into an actual event, our business.financial condition, results of operations and cash flows could be materially adversely affected. In that case, the price of our common stock could decline and you may lose all or part of your investment.

Risks Related to the Issuer

We lack experience in creating and running an alternative remedy, dietary supplement business

We are in the early stages of developing our business. We have no experience in the developing or running such a business. While our President, Matthew Briggs, has some experience in the pertaining markets, neither Mr. Briggs nor any other employee has ever developed or operated the kind of business on which we are focused.

We have not generated any operating income

We are in the relatively early stages of developing our business. While we have a small number of customers buying our products, we have not become profitable and there are not yet enough sales to make us a viable operating company. It may be difficult, therefore, to evaluate our current or future prospects. Companies in the early stages of developing their business model present substantial business and financial risks, not all of which can be anticipated, and as a result, they may suffer significant-operating losses.

We may need additional funding beyond this offering

We are currently minimally capitalized. The funds to be raised by this offering are to be used primarily for equipment to manufacture our products, market them, as well as other normal business expenses. However, we have no way of knowing whether the amount of money which may be ultimately raised by this offering will be sufficient to expand our business so that it becomes a viable business. We have no present plans to raise additional capital after this offering is completed. However, if we determine after the completion of this offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so.

We have only a small number of active customers at this time

We have two (2) primary products available at this time, Focamine, and Sombium, both sold on Amazon.com and our website, www.alternaturals.com. Sales of these products are minimal at this time with fewer than 100 active customers making $20 to $30 in purchases monthly. The overall sales generated are not adequate to make either of those products profitable.

We estimate that we need to increase sales to 1000 or more active customers making $20 to $30 purchase on a monthly basis, in order for us to reach the break-even point. There can be no assurance that we can obtain the necessary number of active customers to become profitable.

Our stockholders will be largely dependent on a single business

For the immediately foreseeable future, our stockholders will be largely dependent for a return on their investment upon the performance of our business of selling our supplement products, and investors in our company should look to the development and growth of that business for any return on their investment in our company.

We do not control the individual consumer use of the products we provide

Our customers are given the recommended doses and usage for all of our products based on research and general FDA acceptable dosage. There is a risk that customer will take too much of our supplements, or use them in a way they were not intended to be used. This could result in legal action against us, even though we would not be responsible for the ill-advised doses or use.

We will need to increase our manufacturing capacity from time to time

Although we believe that we have sufficient manufacturing capacity to handle the immediately foreseeable need for growth, if we grow significantly, we will need to keep investing in additional equipment and supplies to manufacture the needed products. This could become a considerable drain on our cash flow and adversely affect our financial results.

We face competition from many sources

Our business success will be dependent on attracting customers, and distributors. Currently, there are a variety of manufacturers and types of products in which people can expect similar results, including other supplement manufacturers, raw supplement manufacturers, prescription drugs, acupuncture, therapy, physical therapy, and even technological devices that all can produce or claim to produce similar results. The manufacturers of these other products have much larger advertising budgets, customer bases, and established brand names than we do and have been in existence far longer than we have. In order to be successful, we will need to convince potential customers, that using our formulas are more cost effect, and produce better results than the other options available to them. There can be no assurance that our target customers will choose our products over the other options available to them.

We are and will continue to be dependent upon key personnel

We depend to a significant extent upon our President and Chief Executive Officer, Matthew Briggs, and we do not have an employment contract in place at this time. Furthermore, we will depend upon new and additional senior management, sales and marketing personnel. The competition for such personnel is intense. Our growth and future success will depend to a large extent on our ability to attract and retain highly qualified personnel. We do not have an employment agreement with Mr. Briggs and he can terminate his relationship with us at any time. Also, he is not subject to non-competition agreements that would survive his employment, nor do we carry "key person insurance coverage for the possible loss of his services. The loss of our President or the inability to hire or retain qualified personnel could have a material adverse effect upon our business and operating results.

Our President and Chief Executive Officer has no experience in managing a public company

Our President and Chief Executive Officer has no previous experience in managing a public company, and we do not have any employees to segregate responsibilities. We may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees, and this added expense or lack of internal talent could adversely affect the company's ability to continue.

Our products are potentially subject to unknown governmental regulations

From time to time, laws, which attempt to regulate dietary supplements, ingredients, and disclosures on packaging, are introduced or modified. We expect that laws and modifications to existing regulations will continue. However, we have no way to predict whether any law relating to specific supplements, or ingredients we use in our products, which is enacted and enforced in the future will have an adverse impact on our operations or business plan.

Our website and other online distribution venues are subject to operational risks such as equipment failure

Equipment failure or other operational failure or problems, including hacking attacks, could adversely affect our ability to sell products online, which is a considerable percentage of our current sales. Failures such as these could adversely affect our financial condition and operations.

Our revenues and operating results may fluctuate

Our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which are not within our control. Thus, revenues and operating results for any future period are not predictable with any significant degree of certainty. For these reasons, comparing our operating results on a period-to—period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Fluctuations in our operating results and financial condition may occur due to a number of factors, including, but not limited to, those listed below and those identified throughout this "Risk
Factors" section:

- The degree of market acceptance of our products;
- The development of new competitive products by others;
- Our response to price competition;
- Delays between our expenditures to develop and market new products and the generation of sales from those products;
- Changes in the amount we spend to promote our products;
- General economic and industry conditions that affect the willingness of consumers to spend money on dietary supplements and natural remedies;
- Changes in accounting rules and tax laws.

Due to the foregoing factors, you should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

We may not be able to generate operating profits

Since our inception, we have not generated operating profits. In the event that we are unable to execute on our business plan, we may be unable to generate profits in the future.

If the market does not develop as we expect, our revenues may stagnate or decline.

Large vitamin and dietary supplement companies dominate the marketplace for our products. If our approach to formulation and marketing of these products does not gain market acceptance, or if the marketplace adopts an alternative to our approach, we may not be able to increase or sustain the level of sales of our products, and our results of operations would be adversely affected as a result.

One of our principal stockholders will be able to exert substantial influence.

Matthew Briggs, our sole Director and President, Treasurer and Secretary, owns a single share of super-voting preferred stock, which by default has 51% of the existing votes. Therefore, after this offering, Mr. Briggs will have control over the election of our Board of Directors and the direction of our affairs. As a result, he can control the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Briggs could not obtain sufficient votes to overrule the votes of Mr. Briggs. See "Principal Stockholders."

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our results of operations.

We depend on various computer programs and systems as the basis of managing numerous aspects of our business and provide analytical information to management. Our systems allow us to efficiently purchase products from our suppliers, provide procurement and logistic services, maintain cost-effective operations and provide superior service to our customers. Our systems are an essential component of our business and growth strategies, and a disruption to these systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, and loss of telecommunication services, as well as, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our results of operations.

We may not have adequate insurance for potential liabilities

In the ordinary course of business, we may be subject to various claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be cancelled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

- We may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;
- We may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, and that exceed any amounts what we may have reserved for such liabilities;
- The amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and
- We may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could adversely affect our results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The shares of our Common Stock are thinly traded and subject to the Penny Stock Rules

Shares of our Common Stock are thinly traded on the OTC Market Group, which may well make it difficult for a purchaser of them to sell all or a part of them when the purchaser wishes, or, if they can be sold, to get what the purchaser may consider to be an adequate price for them. At a minimum the lack of trading volume in the shares of our Common Stock significantly limits their liquidity. Similarly, the shares of our Common Stock are trading at prices which make them subject to the SEC's "Penny Stock Rules" which may also limit the liquidity of the Shares or adversely affect the price at which they can be sold or both. See "Description of Securities" below.

We cannot assure you that the market for our common stock will become more active or that the market price of shares of our common stock will not decline following this offering.

In addition, we cannot predict the prices at which our Common Stock will trade. The offering price for the Shares being sold in this offering will be determined by us based largely on our perception of the amount of money, which we need to raise at this time to grow our company. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade after our initial public offering.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively

We cannot specify with certainty the particular uses to which we will put the net proceeds from this offering. Our management will have broad discretion in the application of the net proceeds, and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The market price of our common stock may fluctuate significantly

The market price and liquidity of the market for shares of our Common Stock that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;
- the mix of services that we provide during any period;
- delays between our expenditures to develop and market our services and the generation of sales from those marketing efforts;
- changes in the amount that we spend to develop new services or businesses;
- changes in our expenditures to promote our services;
- announcements of acquisitions by us or one of our competitors;

- the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;
- changes in regulatory policies or tax guidelines;
- changes or perceived changes in earnings or variations in operating results;
- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and
- general economic trends and other external factors.

Investors in this offering will experience immediate dilution upon the closing of the offering.

If you purchase Shares of our Common Stock in this offering, you will experience immediate dilution of $0.0002 per Share because the price that you pay will be greater than the pro forma net asset value per Share of the Common Stock you acquire. This dilution is in large part due to the expenses incurred by us in connection with the consummation of this offering. You will experience additional dilution if we otherwise issue additional shares of our Common Stock at a price below the offering price. For more information, see "Dilution."

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about our business and us. We do not have control over these analysts, and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares, issues other unfavorable commentary, or ceases publishing reports about our business or us.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our common stock, particularly by our director, his affiliates or our executive officer, or when there is a large number of shares of our common stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities, should we desire to do so.

Raising additional capital by issuing securities may cause dilution to our stockholders.

We may need or desire to raise substantial additional capital in the future. Our future capital requirements will depend on many factors, including, among others:

- Our degree of success in capturing a larger portion of the media services and advertising market;
- The costs of establishing or acquiring sales, marketing, and distribution capabilities for our products;

- The extent to which we acquire or invest in businesses, products, or technologies and other strategic relationships; and
- The costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing stockholders, and the holders of those newly-issued equity or convertible debt securities may have rights, preferences, or privileges senior to those possessed by our then-existing stockholders. Additionally, future sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

We will incur increased costs as a result of becoming a publicly reporting company, and our management will be required to devote substantial time to new compliance initiatives.

After we complete this offering, we intend to apply to the SEC to become a publicly reporting company. As a public company, we will incur accounting, legal and other expenses that we did not incur as a non-reporting company. We will incur costs associated with our public company reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and stockholder reporting, and will make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However. for as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, less extensive disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved and an extended transition period for complying with new or revised accounting standards. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We may remain an "emerging growth company" for up to five years. See "Summary — Implications of Being an Emerging Growth Company."

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, if our share price does not appreciate, our investors may not gain and could potentially lose on their investment in our shares.

We have never declared or paid cash dividends on our common stock, nor do we anticipate paying any cash dividends on our share capital, after this offering and in the foreseeable future. We
currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our shares will be investors' sole source of gain for the foreseeable future.

As an emerging growth company, we intend to follow certain permitted corporate governance practices instead of the otherwise applicable SEC requirements, which may result in less protection than is accorded to investors in a non-emerging growth company.

As an emerging growth company, we will be permitted, and intend to follow, certain permitted corporate governance practices instead of those otherwise required by the SEC.

If and when we become a publicly reporting company, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act as they apply to an emerging growth company that is listed on an exchange for the first time, or if our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our share price may suffer.

After the completion of this offering, we will become subject to the requirements of Section 404(a) of the Sarbanes-Oxley Act, which requires a company that is subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting.

We will need to prepare for compliance with Section 404(a) by strengthening, assessing and testing our system of internal controls to provide the basis for our management's report. However, the continuous process of strengthening our internal controls and complying with Section 404(a) is complicated and time-consuming. Furthermore, as our business continues to grow internationally, our internal controls will become more complex and will require significantly more resources and attention to ensure that our internal controls remain effective overall. We have been made aware of a material weakness in our internal controls over financial reporting by our independent registered public accounting firm. We have taken steps to remediate this material weakness and plan to take further steps in the future. Section 404(a) requires annual management assessments of the effectiveness of our internal controls over financial reporting. Assuming that we continue to qualify as an emerging growth company for the next five years, we will be required to comply with Section 404(b) at the time we file our annual report for 2019 with the SEC. Over the course of testing our internal controls, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, investor confidence in our financial results may weaken, and our share price may suffer.

Provisions in our charter documents or Nevada law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Nevada corporate law contains, provisions that could delay or prevent a change of control or changes in our management. These provisions will apply even if some of our stockholders consider the offer to be beneficial or favorable. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See "Description of Capital Stock."

BUSINESS AND PROPERTIES

Background and Organization

Alternaturals, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Premier Mortgage Resources, Inc." The Company began to commence operations in the mortgage banking industry in 1998. Since the date of incorporation and through August 1998, the company had steady operations. For the period August 1998 to June 30, 2011, the company has performed loan processing and telemarketing services. The Company held a license to operate as a mortgage banking entity until 2003. The name of the Company was changed on January 18, 2007 to Auto V Resources, Inc. and then on December 5, 2008 it was changed back to Premier Mortgage Resources, Inc. once again to better transition in recapturing previous clients. From of July 1, 2011 to early 2013, the company has operated as a consulting corporation making referrals in the mortgage industry. During the fiscal year ended December 31, 2013, the company acquired DBA Alternaturals, Inc. in order to move forward with its plan to sell alternative healthcare products as substitutes for popular prescription drugs. On April 31, 2014, a name and symbol change was approved by FINRA and took effect changing the company name to Alternaturals, Inc. and the symbol to ANAS. The new business operates out of a small office but has plans to expand rapidly over the next year using organic growth from the sale of the products online and in retail stores.

Our Business

Alternaturals, Inc. manufactures and sells alternative healthcare products including an all-natural sleep aids, as well as many natural substitutes for popular prescription drugs. The company also plans to operate as a distribution company to centralize the fragmented alternative health product industries as it begins to grow. The Company's mission is to create and develop various vitamin and supplement formulas that treat many common ailments, which are typically treated with prescription drugs. Substances categorized as supplements with the Food and Drug Administration offer just as much success and almost no regulation, which brings cost of production down. This allows much less expensive products to be sold at a reasonable price with a larger profit margin.

The Products

Alternaturals has several products that are currently being produced and sold in small quantities. They are:

> **Focamine:** Focamine is a potent, all-natural Focus and Concentration Promoter - Focamine is one the most exciting natural products on the market. Designed to promote Focus, attention, and memory for people suffering from ADHD, this scientific blend of potent all-natural substances is blended from high quality ingredients that are selected by the company from all over the world. Customers have claimed it to be even more effective than the prescription medications on the market to treat ADHD today, and those are typically dangerous and addictive amphetamines. Focamine is a non-habit forming, non-addictive natural blend meant to sharpen the mind, and increase the quality of life.

The product comes in capsule form for convenience and is taken with water as needed throughout the day. One bottle of Focamine contains 30 capsules.

Sombium: Sombium is an Alternative Sleep aid made from the most scientific blend of some of the most potent all-natural sleep inducing ingredients in the world. The product is made up of carefully blended formulations containing various supplements that have been said to be even more effective than many prescription medications on the market today, and with none of the side effects like waking up groggy the next morning, or memory loss. Natural ingredients like Melatonin, Kava-kava and others assure that you drift into a deep but normal sleep naturally and the use of substances that trigger receptors in the brain that cause you to get tired mean you will not wake up groggy and have a hard time getting out of bed.

The company is also researching new products to develop in many industries. We are seeking opportunities where highly prescribed drugs can be replaced with alternatively natural products. Our plan is to release five to ten more products in the coming year.

Employees

Currently the only employees or key participants of the company are as follows:

- Matthew Briggs, CEO, Treasurer, Director – Oversees all business operations and functions. Mr. Briggs is currently paid a salary of $800.00 per week
- Mark Figula , CTO/Marketing – Oversees all technology regarding the website, affiliate program, and marketing materials. Mark is currently not paid a salary but will be put on salary when the company's financial position is better at an amount to be determined then.

The company plans to add employees as the need becomes evident and as growth warrants it. It is anticipated that this growth will be small and take place over a longer period of time than usual because of the company's out-sourcing model.

Manufacturing

Currently all of our products are manufactured at our small corporate offices using over the counter equipment that fills capsules and packages them in plastic bottles. Labels are printed locally and affixed, and product for online sales is shipped directly from our location. As revenue and demand ramp up, we will move manufacturing to an outside facility. We are in talks with several manufacturing facilities that will manufacture, and package our products for a very reasonable price, and we believe that outsourcing will be more cost-effective then hiring the staff needed to manufacture in-house. We will be seeking a larger facility to hold extra inventory and as a shipping facility for online sales, and large retail orders will be shipped direct from the manufacturer. Due to outsourcing as a model we can keep our payroll and overhead low.

The Company's manufacturing process generally consists of the following operations:

1. Extracting the ingredients contained in a particular product from a bulk source of such ingredient and measuring the ingredient for inclusion in such product;
2. Blending the measured ingredients into a mixture with a homogeneous consistency
3. Encapsulating or tableting the blended mixture into the appropriate dosage form using either automatic or semiautomatic equipment.

The next step, bottling and packaging, involves placing the encapsulated or tableted product in packaging with appropriate tamper-evident features and sending the packaged product to the distribution point for delivery to retailers. The Company places special emphasis on quality control and conducts inspections throughout the manufacturing process, including raw material verification, homogeneity tests, weight deviation measurements and package quality sampling

Marketing & Distribution

As a developer and manufacturer of nutritional and personal care products, we utilize a direct selling model for the distribution of our products. This model utilizes an affiliate program which allows website owners to advertise and sell our products for a commission. The success and growth of our business is primarily based on our ability to attract new affiliates, visitors to our website, and retailer to purchase our products wholesale, as well as to retain these customers. We believe that our ability to attract and retain affiliates and retail/wholesale customers, to sell and consume our products is influenced by a number of factors including:

- The need for a secondary source of income by site owners who will promote our products
- The general public's heightened awareness and understanding of the connection between diet and long-term health, and the aging of the worldwide population, as older people generally tend to consume more nutritional supplements.

Other keys to our success will be:

- To increase the sales of Focamine and Sombium and add other retail products.
- To promote and increase the number of affiliates promoting our products online
- To gain retail exposure through major retailers like Walgreens, Rite-Aid and others.

Our revised affiliate compensation plan will provide our entrepreneurs with an opportunity to earn compensation from the sales of Focamine, Sombium, and similar products through our Internet retail network.

In addition to Company-sponsored guidance and sales tools, we will maintain a website exclusively for our affiliates where they can stay up-to-date on the latest news, obtain sales materials, manage their personal information, enroll new ad campaigns, and see new products we will be offering.

We are currently exploring future expansion plans that include entry into new foreign markets and potential acquisition targets. We have identified several products and foreign markets in Europe, Asia and South America to be considered for future expansion. Furthermore, we are considering mergers and acquisitions of network marketing or retail/wholesale nutraceutical companies that offer synergy with the Company's operations in addition to identifying other products that we can offer through our retail-marketing arm.

Intellectual and/or Real Property

Currently the company does not have any registered trademarks or patents filed. However, there are several brand names currently protected using self trademarking by adding a ™ to the name and the company has plans to hire an attorney to register these marks upon the completion of the offering. These brands are currently growing and we believe they do have value.

The Industry & Competitors

The nutritional supplements segment of the natural health food products industry is highly competitive. The Company's principal competitors in the Healthy Foods Channel include a limited number of large nationally known manufacturers (such as Twinlab Corporation, Solgar Vitamin and Herb Company, Inc. and Nature's Way Products, Inc.) and many smaller manufacturers and distributors of nutritional supplements. Certain of the Company's principal competitors are larger than the Company, have greater access to capital and may be better able to withstand volatile market conditions within the VMS Industry. Moreover, because this industry generally has low barriers to entry, additional competitors could enter the market at any time. In that regard, although the VMS Industry to date has been characterized by many relatively small participants, there can be no assurance that national or international companies (which may include pharmaceutical companies or other suppliers to mass merchandisers) will not seek in the future to enter or to increase their presence in this industry. Increased competition in the industry could have a material adverse effect on the Company.

Competitive Edge

We believe that our high-quality products and our anticipated financially rewarding affiliate compensation plan are the key components to attracting and retaining affiliates and the continued success and growth of our business. To support our affiliates in building their businesses, we will assist affiliates in their business development and to provide a forum for interaction with some of our affiliates with leaders and members of our management team. We will also provide low cost sales tools, which we believe are an integral part of building and maintaining a successful business for our associates.

Existing Agreements

The Company currently has a standard agreement with Amazon.com to sell Focamine and Sombium on the Amazon.com website. This is a highly trafficked website and most of the company's current sales come from this source. The company pays a per item fee for each item sold as well as a percentage fee per order, but this fee is minimal and does not effect the gross margins significantly. There are no current existing distribution contracts with brick and mortar retailers or affiliates at this time, as these sales and marketing initiatives have not yet begun.

There are no assurances that brick and mortar retailers will pick up the company's products or that affiliates will promote it in large enough volume to make the company profitable.

Government Regulation

Federal agencies, primarily the FDA and FTC, have a variety of remedies and processes available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labels or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizure and imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority, as well as the authority to prohibit or restrict the manufacture or sale of products within their jurisdiction. These federal and state agencies have in the past used these remedies in regulating participants in the nutritional supplements industry, including the imposition by federal agencies of civil penalties in the millions of dollars against a few industry participants. In addition, certain product lines similar to those manufactured by the Company had been the subject of investigations in prior years. Although none of these investigations has had a material adverse effect on this Company, there can be no assurance that future regulatory action will not have such an effect. There can be no assurance that the regulatory environment in which the Company operates will not change or that such regulatory environment, or any specific action taken against the Company, will not result in a material adverse effect on the Company's business, financial condition or results of operations. In addition, increased sales and publicity of nutritional supplements may result in increased regulatory scrutiny of the nutritional supplements industry.

The Dietary Supplement Health and Education Act of 1994 (the "Act") was enacted in October 1994, amending the Food, Drug and Cosmetic Act. The Company believes this law is generally favorable to the dietary supplement industry. The Act establishes a new statutory class of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other nutritional supplements for human use to supplement the diet and includes in such class all dietary ingredients on the market as of October 15, 1994. Such class of nutritional supplements will not require the submission by the manufacturer or distributor of evidence of a history of use or other evidence of safety establishing that the supplement will reasonably be expected to be safe, but a nutritional supplement which contains a dietary ingredient which was not on the market as of October 15, 1994 does require such submission of evidence of a history of use or other evidence of safety. Among other things, this law prevents the further regulation of dietary ingredients as "food additives" and allows the use of statements of nutritional support on product labels.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the Shares of Common Stock sold in this Offering will exceed the net tangible book value per share of Common Stock after the Offering If you invest in our Common Stock, your Shares will be diluted to the extent of the difference between the offering price per share of the Shares of our Common Stock and the pro forma net tangible book value per share of our Common Stock after this offering.

Our pro forma net tangible book value as of September 30, 2014 was a deficit of -$46,526 or -$0.000015 per share of our Common Stock We calculate net tangible book value per share by calculating our total tangible assets less liabilities and dividing it by the number of out standing shares of our Common Stock

After giving effect to the sale of 1,500,000,000 Shares of our Common Stock in this offering at an assumed public offering price of $0.001 per share, or such price as may be determined by the Investment Agreement, and after deducting estimated offering expenses of $15,000 payable by us, our net tangible book value, which we refer to as our Pro Forma Net Tangible Book Value, as of September 30, 2014 would have been approximately $1,438,474.00, or $0.00031 per share of our Common Stock.

This amount represents an immediate increase in our pro forma net tangible book value of $0.00033 per share to our existing stockholders, and an immediate dilution in our pro forma net tangible book value of $0.00069 per Share to new investors purchasing Shares of our Common Stock at the offering price. We calculate dilution per share to new investors by subtracting the pro forma net tangible book value per share from the offering price paid by the new investor. The following table illustrates the dilution to new investors on a per Share basis:

Offering price	$0.001
Net tangible book value per share as of 09/30/14	($0.000015)
Increase per share attributable to new investors	$0.00033
Pro forma net tangible book value per share after this offering	$0.00031
Dilution per share to new investors	$0.00069

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 1,500,000,000 Shares of our Common Stock in this Offering at an offering price of $.001 will be approximately $1,500,000.00 before deducting our estimated offering expenses of approximately $15000. We intend to use the net proceeds of this offering primarily for marketing, product, development, and manufacturing/packaging equipment. Specifically, assuming gross proceeds to the Company of approximately $1,500,000.00, we anticipate allocating the proceeds to the following uses:

Marketing	350,000.00
R&D	200,000.00
Payroll	300,000.00
Equipment	375,000.00
Inventory	160,000.00
Offering Expenses	15,000.00
Contingency	100,000.00

In the event that any net proceeds are not immediately applied we may temporarily hold them as cash deposit them in banks or invest them in cash equivalents or securities, or apply them in lesser amounts to the categories above. Although the above breakdown is optimal, it is not critical that the proceeds be used in this exact way.

CAPITALIZATION

The capitalization of the company reflects our most recent

	Amount Outstanding	
	As of 9/30/14	As Adjusted Maximum Offering*
Short Term Debt	500	500
Long Term debt	77,684	77,684
Total Liabilities	78,184	78,184
STOCKHOLDERS' DEFICIT		
Preferred Stock, par value $.00001 per share	0	0
Common stock, par value $.00001 per share	3,109,991	4,609,991
Additional paid-in-capital	851,107	2,336,107
Retained Deficit	0	0
Total Stockholders' Equity (Deficit)	$(46,526)	$1,453,474

Number of preferred shares authorized to be outstanding:

Number of Shares	Class	Par Value
5,000,000	Class A	$0.00001

Number of common shares authorized to be outstanding:

Number of Shares	Par Value
5,000,000,000 Shares	$0.00001

DESCRIPTION OF SECURITIES

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock will consist of 5,000,000,000 shares of common stock, par value $0.00001 per share, and 1,500,000 shares of preferred stock, par value $0.00001 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- Dividend rates;
- Whether dividends will be cumulative or non-cumulative;
- Redemption rights;
- Liquidation rights;
- Sinking fund provisions;
- Conversion or exchange rights; and
- Voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of preferred stock or Common Stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- Diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
- Creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or

- Affecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- Vote separately as a class on any proposed merger or consolidation;
- Cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- Elect directors having terms of office or voting rights greater than those of other directors;
- Convert preferred stock into a greater number of shares of our common stock or other securities;
- Demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- Exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

Our Board of Directors has creates a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). A single Class A Share is convertible into a number of shares that when fully converted would give the holder 51% of all outstanding shares and has the number of votes equal to that number as if fully converted. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of Directors declares a dividend on the Class A Shares. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

All of the outstanding shares of Class A Preferred Stock are owned by Mr. Briggs, which means that he can control the outcome of all votes of our stockholders, including those for the election of Directors and those relating to any proposed corporate transaction.

PLAN OF DISTRIBUTION

The Shares to be offered in connection with this Offering shall be offered by the President of the Company through his contacts, and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement to the Company and wire funds for its subscription amount if necessary in accordance with the instructions included in the Subscription Package attached as Exhibit 1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Company reserves the right to accept payment for subscription other than cash such as forgiveness of existing debt under an existing note provided the note existed prior to the effective date of this offering.

This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

DIVIDENDS

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future, as we generally intend to invest any future earnings in the development and growth of our business. Future dividends, if any, will be at the discretion of our Board of Directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

OFFICERS AND KEY PERSONNEL

The company's executives and key personnel are as follows:

Matthew Briggs: Age:25 Title: Chief Executive Officer/Director

5 Saljon Court Centereach NY, 11720 616-244-8500

Education:

Hofstra University – Partial Bachelors Degree in Accounting
Suffolk County Community College – Associates Degree in Accounting

Employers in past five (5) years:

January 2011 - May 2011 - Charles Lazar & Associates New York, NY
Financial Analysis & Consultant

August 2007 - Present - AKQYL Holdings Saint James, NY
Market Analysis Consultant

November 2012 - Present One Way Digital Consulting Centereach, NY
Marketing Consultant

Mark Figula: Age:25 Title: Chief Technology Officer
Paramus, New Jersey 616-244-8500

Education:
American River College – Information Technology - Attending

Employers in past five (5) years:
2006-present JOMA Global, Paramus, NJ
Partner/Owner – Direct online marketing campaigns

DIRECTORS OF THE COMPANY

Mr. Briggs is our Sole Director.

PRINCIPLE STOCKHOLDERS OF THE COMPANY

Mr. Briggs is the sole principal stockholder of more than 10% equity in the Company.

Name	Type/Class	Number Held Now	% of Total	No. After offering If All Are Sold	% of Total
Matthew Briggs	Preferred Class A	1 Share	51%	1 Share	51%

Because of our small size, we do not have any Directors other than Mr. Briggs. Therefore, we do not have a Compensation Committee, and Mr. Briggs can set his own compensation as an officer of our Company.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, AND REMUNERATION

No Officer, Directors, or Key personnel, or shareholders of 10% or more have been loaned money by the company, nor has the company loaned money to such individuals or anyone related to them in any way. None of these individuals or people related to them in any way has given personal guarantees on behalf of the company.

LITIGATION

Except as described below we have not been engaged in any pending legal proceedings that did or could cause materially adverse effect on the consolidated financial statements of the Company.

We are not aware of any legal proceedings pending, threatened or contemplated, against any of our officers and directors, respectively, in their capacities as such.

During 1998, the Company's previous transfer agent issued 58,333 shares of common stock to parties discussed in notes 6(a) and 6(b). The Company, during August 1999, filed a formal complaint in the State of Florida whereby the courts granted a temporary restraining order against the individuals and/or entities, which received such stock to prohibit the transfer thereof. The Company contended that such shares held by these individuals/entities were wrongfully issued. The Company, based on earlier discussions with the various individuals and entities, submitted an offer to settle whereby the Company would pay approximately $68,000 to such entities. In return for substantially all of the shares in the complaint as well as an exchange of mutual releases by all parties.

The Company had previously accrued $68,000 which was included in accrued expenses and charged to operations. These settlement discussions were not consummated. As such, in the year ended December 31, 2000, the Company converted the previously recorded liability into equity. The Company has continued to seek the cancellation of such shares. Although the Company has recorded this litigation in equity, it is the Company's belief that they will prevail in a more favorable manner with a substantial portion of the common shares being returned.

A settlement was reached in July 2001 wherein the parties agreed to the return and cancellation of the certificates in dispute in exchange for new certificates representing the reduced number of shares (approximately 50% of their initial holdings) pursuant to the settlement agreement. In addition, the parties exchanged mutual general releases.

FEDERAL TAX ASPECTS

During the past twenty-four months ended June 30, 2014, the Company had no operating loss carry forwards for federal income tax purposes, and the Company is in the process of preparing tax returns.

MISCELLANEOUS FACTORS AND FORWARD LOOKING STATEMENTS

We are including the following discussion to inform you of some of the risks and uncertainties that can affect us.

This offering circular contains various statements, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, that are forward looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future revenue, income and capital spending. Our forward looking statements are generally accompanied by words such as “may,” “will,” “expect,” “intend,” “estimate,” “project, predict,” “believe, expect, anticipate, potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward looking statements in this offering circular speak only as of the date of this offering circular; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to unduly rely on them. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties include, but are not limited to, the following:

- Our strategy, including the expansion and growth of our operations;
- The impact of loss of key management;
- Sufficiency of funds for required capital expenditures, working capital, and debt service;
- The adequacy of sources of liquidity;
- Liabilities under laws and regulations protecting the environment;
- The impact of governmental laws and regulations;
- Operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;
- The effect of litigation and contingencies.

These and other important factors, including those discussed under "Risk Factors" included elsewhere in this offering circular, may cause our actual results of operations to differ materially from any future results of operations expressed or implied by the forward looking statements contained in this offering circular. Before making a decision to purchase our common stock, you should carefully consider all of the factors identified in this offering circular that could cause actual results to differ from these forward looking statements.

You should rely only on the information contained or incorporated by reference in this offering circular. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of the time of delivery of this offering circular or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

FINANCIAL STATEMENTS

Index to Financial Statements:

Alternaturals, Inc.,
Formerly Premier Mortgage Resources, Inc.
Consolidated Balance Sheets (unaudited)

	December 31, 2013 (unaudited)	December 31,2012 (unaudited)
Current Assets		
Cash and cash equivalents	$0.00	$0.00
Other current assets	$0.00	$0.00
Total current assets	**$0.00**	**$0.00**
Property, Plant and Equipment (PP&E)	$0.00	$0.00
Goodwill	$0.00	$0.00
Intangible assets	$0.00	$0.00
Other assets	$0.00	$0.00
Total assets	**$0.00**	**$0.00**
Current Liabilities		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$0.00
Short-term debt (Loans payable)	$150,000.00	$150,000.00
Total current liabilities	**$150,000.00**	**$150,000.00**
Long-term debt		
Other long-term liabilities	$0.00	$0.00
Total liabilities	**$150,000.00**	**$150,000.00**
Shareholders' equity		
Preferred Stock	($0.00)	($0.00)
Common Stock	($2,359,983)	($2,359,983)
Additional Pain In Capital	$0.00	$0.00
Retained Earnings	$0.00	$0.00
Total Shareholders' Equity (Deficit)	**$150,000.00**	**$150,000.00**
Total liabilities and shareholders' Equity	**$0.00**	**$0.00**

* See accompanying notes to financial statements.

Alternaturals, Inc.,
Formerly Premier Mortgage Resources, Inc.
Consolidated Statement of Operations (unaudited)

		Dec 31,2013 (unaudited)	Dec 31,2012 (unaudited)
Cash Flows From Operating Activities			
Net Income(loss)		$0.00	$0.00
Cash paid for			
	Inventory purchases	$0.00	$0.00
	General operating and administrative expenses	$0.00	$0.00
	Wage expenses	$0.00	$0.00
	Interest	$0.00	$0.00
	Income taxes	$0.00	$0.00
Net Cash Flow from Operations		**$0.00**	**$0.00**
Investing Activities			
Cash receipts from			
	Sale of property and equipment	$0.00	$0.00
	Collection of principal on loans	$0.00	$0.00
	Sale of investment securities	$0.00	$0.00
Cash paid for			
	Purchase of property and equipment	$0.00	$0.00
	Making loans to other entities	$0.00	$0.00
	Purchase of investment securities	$0.00	$0.00
Net Cash Flow from Investing Activities		**$0.00**	**$0.00**
Financing Activities			
Cash receipts from		$0.00	$0.00
	Issuance of stock	$0.00	$0.00
	Borrowing	$0.00	$0.00
Cash paid for		$0.00	$0.00
	Repurchase of stock (treasury stock)	$0.00	$0.00
	Repayment of loans	$0.00	$0.00
	Dividends	$0.00	$0.00
Net Cash Flow from Financing Activities		**$0.00**	**$0.00**
Increase in Cash and Cash Equivalents		**$0.00**	**$0.00**
Cash and Cash Equivalents at Beginning of Year		$0.00	$0.00
Cash and Cash Equivalents at End of Year		$0.00	$0.00
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES			
Common stock issued for services		$0.00	$0.00
Conversion of debt for common stock		$0.00	$0.00
Beneficial Conversion		$0.00	$0.00

*See accompanying notes to financial statements.

Alternaturals, Inc.,
Formerly Premier Mortgage Resources, Inc.
Consolidated Statement of Cash Flows (unaudited)

	December 31, 2013 (unaudited)	December 31, 2012 (unaudited)
Cash Flows From Operating Activities		
REVENUES	$0.00	$0.00
COST OF SALES	$0.00	$0.00
GROSS PROFIT	$0.00	$0.00
Selling, General and Administrative	$0.00	$0.00
INCOME(LOSS) FROM CONTINUING OPERATIONS	$0.00	$0.00
OTHER INCOME(EXPENSE):		
Interest Expense	$0.00	$0.00
NET INCOME(LOSS) FROM CONTINUING OPERATIONS BEFORE PROVISION FOR INCOME TAXES	$0.00	$0.00
Provision for income taxes	$0.00	$0.00
NET INCOME(LOSS)	$0.00	$0.00
Weighted-average common shares outstanding- diluted	2,359,983,160	2,359,983,160
Income (Loss) per share – basic and diluted	($0.00)	($0.00)

*See accompanying notes to financial statements

Alternaturals, Inc.,
Formerly Premier Mortgage Resources, Inc.
Notes to Financial Statements
December 31, 2013 & December 31, 2012

NOTE 1 - ORGANIZATION AND OPERATIONS

Organization
Premier Mortgage Resources, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. The Company began to commence operations in the mortgage banking industry in 1998. The Company held a license to operate as a mortgage banking entity until 2003. Since the date of incorporation and through August 1998, the company had steady operations. For the period August 1998 to June 30, 2011, the company has performed loan processing and telemarketing services. From of July 1, 2011 to present the company has operated as a consulting corporation making referrals in the mortgage industry. In March of 2007, an amendment was filed with the State of Nevada to increase the number of authorized shares to 5,000,000,000 shares, which is the current structure to date. During the fiscal year ended December 31, 2013, the company acquired DBA Alternaturals.com in order to move forward with its plan to sell alternative healthcare products including Hemp and cannabis related products as well as several substitutes for popular prescription drugs. The new operation operates out of a small office but has plans to expand rapidly over the next year using organic growth from the sale of the products online and in retail stores and dispensaries.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
The consolidated financial statements include the accounts of the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash accounts at several financial institutions, which at times may exceed the insurable FDIC limit, but management believes that there is little risk of loss.

Fair Value of Financial Instruments:
In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework

for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 " *Fair Value Measurements and Disclosures* " (AS820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3—Inputs that are both significant to the fair value measurement and unobservable.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include investments in available-for-sale securities and accounts payable and accrued expenses. The Company has also applied ASC 820 for all non- financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company's financial statements.

Comprehensive Income:
ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non- owner sources. Per the consolidated financial statements, the Company has purchased available-for-sale securities that are subject to this reporting.

Other-Than-Temporary Impairment:
All of our non-marketable and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. When events or changes in circumstances indicate that long- lived assets other than goodwill may be impaired, an evaluation is performed to determine if a write-down to fair

value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

The indicators that we use to identify those events and circumstances include:

- The investee's revenue and earnings trends relative to predefined milestones and overall business prospects;
- The general market conditions in the investee's industry or geographic area, including regulatory or economic changes;
- Factors related to the investee's ability to remain in business, such as the investee's liquidity, debt ratios, and the rate at which the investee is using its cash; and
- The investee's receipt of additional funding at a lower valuation. If an investee obtains additional funding at a valuation lower than our carrying amount or a new round of equity funding is required for the investee to remain in business, and the new round of equity does not appear imminent, it is presumed that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise.

Revenue and Cost Recognition:
The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company also receives shares in certain companies for providing capital and investment services. Therefore when this type of income is recognized, the benefits) are accrued as the wages are earned. Less than five percent of our revenue comes from permanent placements where the Company earns and accrues the revenue 30 days after a client hires an employee full time on their payroll as per the Company's hire agreement. The Company's only expense on this work is commissions, which are accrued and payable when the revenue is earned.

Investments:
Marketable securities are classified as available-for-sale. Accordingly, they are carried at fair value with unrealized gains and losses reported, net of deferred income taxes, in accumulated other comprehensive income, a separate component of stockholder's equity.

Allowance for Doubtful Accounts:
The Company establishes an allowance for doubtful accounts through a review of several factors, including historical collection experience, current aging status of the customer accounts and the financial condition of the customers.

Fixed Assets:
Fixed assets are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any

gain or loss is recognized.

Reclassifications:
Certain reclassifications have been made to prior year balances to conform to the current year's presentation only in such cases where the impact in the prior year's financials would have been immaterial to that period.

Financing Fees:
Financing fees are being amortized over the life of the related liability on the straight-line method which is not materially different than using the effective interest method.

Goodwill and Intangible Assets Arising from Acquisitions:
The reported amounts of goodwill for each business-reporting unit are reviewed for impairment on an annual basis and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each business- reporting unit to the business-reporting unit's carrying value, including goodwill. If the fair value of a business-reporting unit exceeds its carrying amount, goodwill of the business reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any.

Evaluating Impairment of Long-lived Assets:
When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

Net Loss Per Share:
Net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti−dilutive. The following is a reconciliation of the computation for basic and diluted EPS for the twelve months ended December 31, 2013 and December 31, 2012:

Income Taxes:
The Company recognizes the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not

be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company is in the process of bringing its tax filings current.

Recently Issued Accounting Pronouncements:
In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"). This standard updates FASB ASC 820, *Fair Value Measurements* ("ASC 820"). ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of desegregations and about inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 on January 1, 2010, which had no material impact on the financial statements. Other recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements. On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 "Scope Exception Related to Embedded Credit Derivatives." This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, "*Derivatives and Hedging — Embedded Derivatives — Recognition.*" All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are "clearly and closely related" to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU became effective for the Company on July 1, 2010. The adoption of this ASU did not have an impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, which was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for the Company beginning on January 1, 2012. The adoption of ASU 2011-04 is not expected to significantly impact the Company's consolidated financial statements.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Accounting Standards Codification (ASC) 220, *Comprehensive Income*, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011- 12 which defers the requirement in ASU 2011-05 that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-05 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-05, as amended by ASU 2011-12, is not expected to significantly impact the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for the Company for its annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to significantly impact the Company's consolidated financial statements.

NOTE 3- ACCOUNTS RECEIVABLE

The company currently has no receivables. Commercial launch of its product line is expected to be in April of 2014.

NOTE 4- ACQUISITIONS AND INTANGIBLES

During the fiscal year ended December 31, 2013, the Company acquired DBA Alternaturals.com The acquisitions do not yet have real tangible value yet.

Intangible assets consist of the following:

	December 31, 2013	December 31 2012
Trademarks	$0	$0
Software	0	0
Less: Accumulated amortization Impairment	0	0
Intangible Assets, Net	0	0
Goodwill	0	0
Less: impairment	0	0
Goodwill, Net	$0	$0

NOTE 5- CONVERTIBLE PROMISSORY NOTES

On October 31, 2009 the Company issued a Convertible promissory note to pacific Park Investments for checks totaling $150,000.00. The note was to be paid in full on by October 31, 2010 and due to the short-term nature of the note it carries a zero interest rate. The holders may at its election convert all or part of this note into shares of the Company's common stock at a fixed predetermined discounted conversion rate determined at the commitment date. The notes have matured during the year and are considered in default by the Lender.

NOTE 6- LOAN PAYABLE TO SHAREHOLDERS

As of December 31, 2013 there were no loans payable to shareholders outstanding.

NOTE 7- GOING CONCERN

The Company has not incurred operating losses or gains, as of December 31, 2013, the Company had a zero capital balance and zero receivables. These factors raise substantial doubt about the Company's ability to continue as a going concern.
At of the end of the full fiscal year ending December 31, 2011 management has discontinued all of its licensed mortgage services and moved to a strictly consulting oriented business model, which continues to this day but has limited operations. Management believes that the Company's capital requirements will depend on many factors including new sales initiatives in its active consulting subsidiary and possible new business combinations. Management also believes the Company needs to raise additional capital for working capital purposes. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10- COMMITMENTS AND CONTINGENCIES

Commitments:
At this time the company is engaged in a month-to-month lease of an office location totaling $250 per month. The agreement can be terminated at any time.

Contingencies:
None.

NOTE 11 - DISCONTINUED OPERATIONS

During the fourth quarter of fiscal year ended December 31, 2011 the company was forced to shut down its licensed mortgage division due to depressed economic conditions and decreased cash flow from the lower overall activity forcing the Company to being unable to cover its fixed operating cost. Additionally, core assets of these locations recorded in these statements as fixed assets, Intangible assets, and Goodwill have all been deemed as impaired. The Company does not expect these assets valuations to change. The company's consulting business is considered to be discontinued. However, the company's newly formed alternative healthcare product business is in the process of being launched, and was in the process of being built while consulting efforts were phased out.

NOTE 12- INCOME TAXES

During the past twenty-four months ended December 31, 2013, the Company had no operating loss carry forwards for federal income tax purposes, and the Company is in the process of preparing tax returns.

END OF NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and December 31, 2012

Alternaturals, Inc.

(Formerly Premier Mortgage Resources, Inc.)

Consolidated Balance Sheets

(Unaudited)

	September 30, 2014	December 31, 2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 5,873	$ -
Prepaid Expenses	7,750	-
Total Current Assets	13,623	-
Intangible assets (Net)	50,000	-
Goodwill	51,107	-
TOTAL ASSETS	$ 124,710	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 500	$ -
Derivative liability	63,112	-
Current portion of long-term debt	13,369	150,000
Total Current Liabilities	78,184	150,000
Total Liabilities	78,184	150,000
STOCKHOLDERS' DEFICIT		
Preferred Stock, par value $.0001, 5,000,000 authorized, 1 and 1 share series "b" issued and outstanding, respectively	-	-
Common stock, par value $0.001 per share, 1,888,000,000 shares authorized; 870,341,439 and 870,341,439 issued, and outstanding 9/30/2014 and 12/31/2013, respectively	3,109,991	2,359,983
Additional paid-in-capital	851,107	-
Retained Deficit		
Total Stockholders' Deficit	46,526	
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 124,710	$ -

"The accompanying notes are an integral part of these financial statements"

Alternaturals, Inc.
(Formerly Premier Mortgage Resources, Inc.)
Consolidated Statements of Operations
(Unaudited)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,	
	2014	2013	2014	2013
REVENUES	$ -	$ -	$ 2,710	$ -
COST OF SALES	-	-	299	-
GROSS PROFIT	-	-	2,411	-
OPERATING EXPENSES	35,169	-	39,316	-
LOSS FROM OPERATIONS	(35,169)	-	(36,905)	-
OTHER INCOME (EXPENSE)				
Debt Accretion	(13,369)	-	(13,369)	-
Gain(loss) on derivatives	16,622	-	16,622	-
Interest expense	(1,370,937)	-	(1,370,937)	-
TOTAL OTHER INCOME (EXPENSE)	(1,354,315)	-	(1,367,684)	-
NET INCOME (LOSS) BEFORE INCOME TAXES	(1,389,484)	-	(1,404,589)	-
PROVISION FOR INCOME TAXES	-	-	-	-
NET INCOME (LOSS)	$ (1,389,484)	$ -	$ (1,404,589)	$ -
OTHER COMPREHENSIVE INCOME /(LOSS) NET OF TAXES				
Unrealized income (loss) on held for sale marketable securities	-	-	-	-
COMPREHENSIVE INCOME/(LOSS)	$ (1,389,484)	$ -	$ (1,404,589)	$ -
LOSS PER SHARE - BASIC & DILUTED	$ (0.00)	$ -	$ (0.00)	$ -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	2,950,547,049	870,341,439	2,660,538,938	870,341,439

"The accompanying notes are an integral part of these financial statements"

Alternaturals, Inc.
(Formerly Premier Mortgage Resources, Inc.)
Consolidated Statements of Cash Flows
(Unaudited)

	For The Nine Months Ended September 30, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income(loss)	$ (1,404,589)	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Change in derivative liability	442,789	-
Change in operating assets and liabilities, net of acquisition:		
Increase (decrease) in accounts payable and accrued expenses	500	-
Net Cash Used in Operating Activities	(969,050)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Discounts on notes payable		-
Net Cash Provided by (Used in) Financing Activities		-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ (1,249,050)	$ -
SUPPLEMENTAL DISCLOSURES:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Common stock reverse split	$ 3,046,691	$ -
Stock issued for debt	$ 144,200	$ -

"The accompanying notes are an integral part of these financial statements"

ALTERNATURALS, INC.

(FORMERLY PREMIER MORTGAGE RESOURCES, INC.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT (unaudited)

FOR THE PERIOD JANUARY 1, 2012 TO SEPTEMBER 30, 2014

	Preferred stock		Common Stock		Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2012	1	0	2,359,983,160	2,359,983	0	(2,509,983)	(150,000)
Net loss for the year ended September 30, 2013	0	0	0	0	0	0	0
Balance, December 31, 2012	1	$ 0	2,359,983,160	$ 2,359,983	$ 0	$ (2,509,983)	$ (150,000)
Net loss for the year ended September 30, 2014	0	0	0	0	0	0	0
Balance, December 31, 2013	1	$ 0	2,359,983,160	$ 2,359,983	$ 0	$ (2,509,983)	$ (150,000)
Rounding Adjustment	0	0	8,333	8	(8)	0	0
Debt converted for stock	0	0	750,000,000	750,000	851,115	0	1,601,115
Net loss for the year ended September 30, 2014	0	0	0	0	0	(1,404,589)	(1,404,589)
Balance, September 30, 2014	1	$ 0	3,109,991,493	$ 3,109,991	$ 851,107	$ (3,914,572)	$ 46,526

"See accompanying notes to financial statements."

Alternaturals, Inc.
Notes to Financial Statements
As of September 30, 2014

NOTE 1 - ORGANIZATION AND OPERATIONS

Organization

Alternaturals, Inc. (the "Company") was incorporated in the State of Nevada on August 17, 1995 under the name "Mortgage Resources, Inc." The name of the Company was changed on August 20, 1997 to its current name. The Company began to commence operations in the mortgage banking industry in 1998. The Company held a license to operate as a mortgage banking entity until 2003. Since the date of incorporation and through August 1998, the company had steady operations. For the period August 1998 to June 30, 2011, the company has performed loan processing and telemarketing services. From of July 1, 2011 to present the company has operated as a consulting corporation making referrals in the mortgage industry. In March of 2007, an amendment was filed with the State of Nevada to increase the number of authorized shares to 5,000,000,000 shares, which is the current structure to date. During the fiscal year ended December 31, 2013, the company acquired DBA Alternaturals.com in order to move forward with it's plan to sell alternative healthcare products including Hemp and cannabis related products as well as several substitutes for popular prescription drugs. On April 30, 2014, a name and symbol change was approved by FINRA and took effect changing the company name to Alternaturals, Inc. and the symbol to ANAS. The new business operates out of a small office but has plans to expand rapidly over the next year using organic growth from the sale of the products online and in retail stores and dispensaries.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash accounts at several financial institutions, which at times may exceed the insurable FDIC limit, but management believes that there is little risk of loss.

Fair Value of Financial Instruments:

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value a n d expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures* " (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability; either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•Level 3—Inputs that are both significant to the fair value measurement and unobservable.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include investments in available-for-sale securities and accounts payable and accrued expenses. The Company has also applied ASC 820 for all non- financial assets and liabilities measured at fair value on a non-recurring basis. The adoption of ASC 820 for non-financial assets and liabilities did not have a significant impact on the Company's financial statements.

Comprehensive Income:

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non- owner sources. Per the consolidated financial statements, the Company has purchased available-for-sale securities that are subject to this reporting.

Other-Than-Temporary Impairment:

All of our non-marketable and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

The indicators that we use to identify those events and circumstances include:

- The investee's revenue and earnings trends relative to predefined milestones and overall business prospects;
- The general market conditions in the investee's industry or geographic area, including regulatory or economic changes;
- Factors related to the investee's ability to remain in business, such as the investee's

liquidity, debt ratios, and the rate at which the investee is using its cash; and

- The investee's receipt of additional funding at a lower valuation. If an investee obtains additional funding at a valuation lower than our carrying amount or a new round of equity funding is required for the investee to remain in business, and the new round of equity does not appear imminent, it is presumed that the investment is other than temporarily impaired, unless specific facts and circumstances indicate otherwise.

Revenue and Cost Recognition:

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The Company also receives shares in certain companies for providing capital and investment services. Therefore when this type of income is recognized, the benefits) are accrued as the wages are earned. Less than five percent of our revenue comes from permanent placements where the Company earns and accrues the revenue 30 days after a client hires an employee full time on their payroll as per the Company's hire agreement. The Company's only expense on this work is commissions, which are accrued and payable when the revenue is earned.

Investments:

Marketable securities are classified as available-for-sale. Accordingly, they are carried at fair value with unrealized gains and losses reported, net of deferred income taxes, in accumulated other comprehensive income, a separate component of stockholder's equity.

Allowance for Doubtful Accounts:

The Company establishes an allowance for doubtful accounts through a review of several factors, including historical collection experience, current aging status of the customer accounts and the financial condition of the customers.

Fixed Assets:

Fixed assets are reported at cost less accumulated depreciation, which is generally provided on the straight-line method over the estimated useful lives of the assets. Upon sale or retirement of an asset, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Reclassifications:

Certain reclassifications have been made to prior year balances to conform to the current year's presentation only in such cases where the impact in the prior year's financials would have been immaterial to that period.

Financing Fees:

Financing fees are being amortized over the life of the related liability on the straight-line method which is not materially different than using the effective interest method.

Goodwill and Intangible Assets Arising from Acquisitions:

The reported amounts of goodwill for each business-reporting unit are reviewed for impairment on an annual basis and more frequently when negative conditions such as significant current or projected operating losses exist. The annual impairment test for goodwill is a two-step process and involves comparing the estimated fair value of each business- reporting unit to the business-reporting unit's carrying value, including goodwill. If the fair value of a business-reporting unit

exceeds its carrying amount, goodwill of the business reporting unit is not considered impaired, and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any.

Evaluating Impairment of Long-lived Assets:

When events or changes in circumstances indicate that long-lived assets other than goodwill may be impaired, an evaluation is performed. For an asset classified as held for use, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down to fair value is required. When an asset is classified as held for sale, the asset's book value is evaluated and adjusted to the lower of its carrying amount or fair value less cost to sell. In addition, depreciation and amortization ceases while it is classified as held for sale.

Net Loss Per Share:

Net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti–dilutive. The following is a reconciliation of the computation for basic and diluted EPS for the nine months ended September 30, 2014 and 2013:

	9/30/2014	9/30/2013
Net Income (Loss)	$ (1,404,589)	$ 0
Weighted-average common shares outstanding basic:		
Weighted-average common stock basic	2,660,538,938	2,359,983,160
Equivalents		
Stock options	-	-
Warrants	-	-
Convertible Notes	-	-
Weighted-average common shares Outstanding- Diluted	2,660,538,938	2,359,983,160

Income Taxes:

The Company recognizes the amount of taxes payable or refundable for the year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company is in the process of bringing its tax filings current.

Recently Issued Accounting Pronouncements:

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* ("ASU 2010-06"). This standard updates FASB ASC 820, *Fair Value Measurements* ("ASC 820"). ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of desegregations and about inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements, which is effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 on January 1, 2010, which had no material impact on the financial statements. Other recent accounting pronouncements issued by the FASB (including its EITF), the

AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements.

On March 5, 2010, the FASB issued ASU No. 2010-11 Derivatives and Hedging Topic 815 "Scope Exception Related to Embedded Credit Derivatives." This ASU clarifies the guidance within the derivative literature that exempts certain credit related features from analysis as potential embedded derivatives requiring separate accounting. The ASU specifies that an embedded credit derivative feature related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another is not subject to bifurcation from a host contract under ASC 815-15-25, "*Derivatives and Hedging — Embedded Derivatives — Recognition.*" All other embedded credit derivative features should be analyzed to determine whether their economic characteristics and risks are "clearly and closely related" to the economic characteristics and risks of the host contract and whether bifurcation is required. The ASU became effective for the Company on July 1, 2010. The adoption of this ASU did not have an impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, which was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for the Company beginning on January 1, 2012. The adoption of ASU 2011-04 is not expected to significantly impact the Company's consolidated financial statements.

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in Accounting Standards Codification (ASC) 220, *Comprehensive Income*, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12 which defers the requirement in ASU 2011-05 that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. ASU 2011-05 is effective for fiscal years and interim reporting periods within those years beginning after December 15, 2011, with early adoption permitted. The adoption of ASU 2011-05, as amended by ASU 2011-12, is not expected to significantly impact the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, which provides an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test for goodwill impairment. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The revised standard is effective for the Company for its annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to significantly impact the Company's consolidated financial statements.

NOTE 3- ACCOUNTS RECEIVABLE

The company currently has no receivables. However, the company does have intellectual property assets and with the new product line will have a steady revenue stream generated by the sale of its retail products.

NOTE 4- ACQUISITIONS AND INTANGIBLES

The company has not engaged in any acquisitions throughout the period.

Intangible assets consist of the following:

	9/30/2014	12/31/2013
Trademarks	$ 50,000	$ 0
Software	0	0
Less: Accumulated amortization Impairment	0	0
Intangible Assets, Net	50,000	0
Goodwill	$ 51,107	$ 0
Less: impairment	0	0
Goodwill, Net	$ 51,107	$ 0

NOTE 5- CONVERTIBLE PROMISSORY NOTES

On October 31, 2009 the Company issued a Convertible promissory note for loans totaling $150,000.00. The note was to be paid in full on by October 31, 2010 and due to the short-term nature of the note it carries a zero interest rate. The holders may at its election convert all or part of this note into shares of the Company's common stock at a fixed predetermined discounted conversion rate determined at the commitment date. The notes have matured during the year and are considered in default by the Lender. Two parties have purchased this $150,000.00 Note as follows: Eastlight Enterprises, Inc. has purchased $75,000 of this note and Globe Idol Capital, Inc. has purchased $75,000 of the note. Additionally, Eastlight Enterprises, and Globe Idol Capital were issued convertible promissory notes dated January 15, 2014 for $10,000.00 each, for additional funds loaned to the company in this first quarter, which combined totaled $20,000.00 and Peachtree

Capital, LLC loaned the Company $40,000 on August 12, 2014 through the issuance of convertible note.

Notes payable consist of the following for the periods ended September 30, 2014:

Original Notes Payable	$ 150,000	$ 20,000	40,000
Discounts on Notes	(150,000)	(20,000)	(40,000)
Conversions			
Notes Payable Balance at September 30,2014	$ 0	$ 0	$ 0
Derivative liability on note	$ 0	$ 26,580	53,154
Conversions	0	0	0
Adjustment to September 30, 2014 Fair Market Value	0	(16,615)	(7)
Derivative liability at September 30, 2014	$ 0	$ 9,965	$ 53,147

NOTE 6- LOAN PAYABLE TO SHAREHOLDERS

As of June 30, 2014 there were no loans payable to shareholders outstanding.

NOTE 7- GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history and has incurred operating losses, insufficient working capital on hand and an accumulated deficits to date. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments or contingencies.

NOTE 9 - DISCONTINUED OPERATIONS

In 2011, the company was divested of its major operations, but continued operating as a licensing company maintaining its intellectual property and attempting to license it. As of 09/30/14 the company still operated as a licensing company.

NOTE 10- INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The effective tax rate on the net loss before income taxes differs from the U.S. statutory rate as follows:

	9/30/2014
U.S statutory rate	34.00%
Less valuation allowance	(34.00) %
Effective tax rate	0.00%

The significant components of deferred tax assets and liabilities are as follows:

	9/30/2014
Deferred tax assets	
Net operating losses	$ (3,914,572)
Deferred tax liability	
Net deferred tax assets	(1,330,954)
Less valuation allowance	1,330,954
Deferred tax asset - net valuation allowance	$ 0

On an interim basis, the Company has a net operating loss carryover of approximately $3,914,572 available to offset future income for income tax reporting purposes, which will expire in various years through 2032, if not previously utilized. However, the Company's ability to use the carryover net operating loss may be substantially limited or eliminated pursuant to Internal Revenue Code Section 382. The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of September 30, 2014.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During the six months ended September 30, 2014, there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company files income tax returns in the U.S. federal jurisdiction and Nevada state jurisdiction. We are not currently involved in any income tax examinations.

END OF NOTES TO FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

PART III EXHIBITS

Exhibit Number	Description
1.1	Restated Certificate of Incorporation
1.2	Bylaws
3.1	Investment Agreement
3.2	Put Notice
3.3	Put Settlement Sheet
4.1	Form of Subscription Agreement
4.2	Legal Opinion

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids, State of Michigan on the 5th of November 2014.

ALTERNATURALS, INC.

BY: ______________________________
Name: Matthew Briggs
Title: CEO

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

____
Matthew Briggs
CEO, Chief Financial Officer and Sole Director

EXHIBIT 1.1

RESTATED CERTIFICATE OF INCORPORATION
OF
ALTERNATURALS, INC

ARTICLE
NAME

The name of the Corporation shall be ALTERNATURALS, INC.

ARTICLE II
PERIOD OF DURATION

ALTERNATURALS, INC (the "Corporation") shall have perpetual existence.

ARTICLE III
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Nevada is 1700 East Desert Inn Road, Suite 113, Las Vegas, Nevada 89109. The name of the Corporation's registered agent at the address is Robert C. Bovard. Either the registered office or the registered agent may be changed in the manner provided by law.

ARTICLE IV
PURPOSE

The purpose for which the Corporation is formed is to engage in and to transact any lawful business or businesses for which corporations may be incorporated pursuant to the Nevada General Corporation Law, including without limitation any lawful business or businesses similar to that of a holding company.

ARTICLE V
POWERS

In furtherance of the foregoing purposes the Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under Nevada General Corporation Law, as amended. In addition, it may do everything necessary, suitable or proper toward the accomplishment of any corporate purpose.

ARTICLE VI
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is 1,010,000,000; 1,000,000,000 shares shall be designated common stock, par value $001 per share and 10,000,000 shares shall be designated as preferred stock, par value $.001 per share.

Preferred Stock:

The Board of Directors of the Corporation is vested with the authority to determine and state the designations and preferences, limitation, relative right and voting rights, if any, of each series by the adoption and filing in accordance with the Nevada General Corporation Law, before the issuance of any shares of such series, of an amendment need not be approved by the stockholders or the holders of any class or series of shares except as provided by law. All shares of preferred stock of the same series shall be identical.

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and condition of redemption of each class:

FIRST: The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

SECOND: Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such action by the Board of Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i) any amendment of this Certificate of Incorporation;

(ii) the merger of the Corporation into another corporation or the merger of one or more other corporations into the Corporation;

(iii) the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation including its goodwill and franchises;

(iv) the participation by the Corporation in a share exchange (as defined in Nevada General Corporation Law); and

(v) the voluntary or involuntary liquidation, dissolution or winding-up of or the revocation of any such proceedings relating 0 the Corporation.

ARTICLE VII
QUORUM PROTECTIVE PROVISIONS

Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except otherwise provided by the Nevada General Corporation Law, by this Certificate of Incorporation or by the Corporation's By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend any business may be transacted which might have been transacted if the meeting had been held as originally called.

ARTICLE VIII
PREEMPTIVE RIGHTS

A shareholder of the Corporation shall not be entitled to a preemptive or preferential right to purchase, subscribe for, or otherwise acquire any unissued or treasury shares of stock of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares, or any shares, bonds, notes, debentures, or other securities convertible into or carrying options or warrants to purchase, subscribe for or otherwise acquire any such unissued or treasury shares.

ARTICLE IX
CUMULATIVE VOTING RIGHTS

The shareholders shall not be entitled to cumulative voting rights.

ARTICLE X
BOARD OF DIRECTORS

The Board of Directors shall consist of not less than one (1) and not more than nine (9) directors. Within the foregoing limits, the number of directors from time to time comprising the entire board of directors shall be fixed by or in the manner provided in the By-Laws.

(1) The Board of Directors shall have the power to authorize the issuance from time to time of shares of stock of any class, whether now or hereafter authorized, or securities convertible into or exercisable for shares of its stock of any class or classes, including options, warrants or rights, whether now or hereafter authorize.

(2) The Board of Directors shall have the power, if authorized by the By-Laws, to designate by resolution or resolutions adopted by a majority of the Board of Directors, one or more committees, each committee to consist of two or more of the directors of the Corporation. which, to the extent provided in said resolutions or in the By-Laws of the Corporation and permitted by the Nevada General Corporation Law, shall have any and may exercise any or all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all instruments and documents which may require it.

(3) If the By-Laws so provide, the Board of Directors shall have the power to hold its meetings, to have an office or offices and, subject to the provisions of Nevada General Corporate Law, to keep the books of the Corporation, outside of said State at such place or places as may from time to time be designated by it.

(4) The Board of Directors shall have the power to borrow or raise money, from time to time and without limit, and upon any terms, for any corporate purposes; and, subject to the Nevada General

Corporation Law, to authorize the creation, issuance, assumption or guaranty of bonds, notes or other evidences of indebtedness for moneys so borrowed, to include therein necessary provisions such as redemption, conversion or otherwise, as the Board of Directors, in its sole discretion, may determine and to secure the payment of principal, interest or sinking fund in respect thereof by mortgage upon, or the pledge of, or the conveyance or assignment in trust of, the whole or any part of the properties, assets and goodwill of the Corporation then owned or thereafter acquired.

(5) The Board of Directors shall have the power to adopt, amend and repeal the By-Laws of the Corporation.

The enumeration and definition of a particular power of the Board of Directors included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of this Certificate of Incorporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers conferred upon the Board of Directors under the laws of the State of Nevada now or hereinafter in force.

ARTICLE XI
INDEMNIFICATION

The Corporation may:

(A) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment,
orders, settlement, or conviction or equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

(B) Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person had been adjudged to be liable for negligence or misconduct in the performance of his duty to the

Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

(C) Indemnify a director, officer, employee, fiduciary or agent of a corporation to the extent he has been successful on the merits in defense of any action, suit, or proceeding referred to in (A) or (B) of this Article XII or in defense of any claim, issue, or matter therein, against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (A) or (B) of this Article XI (unless ordered by a court) and as distinguished from (C) of this Article shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in (A) or (B) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation in advance of the final disposition of such
action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article XI.

The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by—law, agreement, vote of shareholders or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under provisions of this Article XI.

ARTICLE XII
TRANSACTIONS WITH INTERESTED PARTIES

No contract or other transaction between the Corporation and one (1) or more of its directors or any other Corporation, firm , association, or entity in which one (1) or more of its directors are directors or officers or are financially interested shall be either void or voided solely because of such relationship or interest, or solely because such directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves, or ratifies such contract or transaction, or solely because their votes are counted for such purpose if:

(A) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee that authorizes, approves, or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(B) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

(C) The contract or transaction is fair and reasonable to the Corporation. Common or interested directors may be counted in determining the presence of a quorum, as herein previously defined, at a meeting of the Board of Directors or a committee thereof that authorizes, approves, or ratifies such contract or transaction.

ARTICLE XIII
VOTING OF SHAREHOLDERS

Except as may be otherwise required by law, if a quorum is present, the affirmative vote of a majority of the outstanding shares represented at the meeting and entitled to vote thereon, or of any class or series, shall be the act of the shareholders on all matters except the election of directors. Directors shall be elected by plurality vote.

ARTICLE XIV
LIABILITY OF DIRECTORS

To the maximum extent permitted by law, no director of the Corporation shall be personally liable for money damages to the Corporation or any of its stockholders for money damages for breach of fiduciary duty as a director.

ARTICLE XV
IN CORPORATOR

The name and address of the incorporator is as follows:

Robert C. Bovard
1700 East Desert Inn Road
Suite 113
Las Vegas, Nevada 89109

DATED this 16th day of August, 1995

/s/ Robert C. Bovard

ROBERT C. BOVARD

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number 20070037160-66
Ross Miller Secretary of State State of Nevada	Filing Date and Time 01/19/2007 9:30 AM
	Entity Number C14037-1995

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Premier Mortgage Resources, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

I: Special meeting regarding status of merger for affecting partial name change, motion carried and name change to be as follows; From:
Premier Mortgage Resources, Inc.

To:
Auto V Resources, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: allowance of Court Order for Custodi

4. Effective date of filing (optional): 1/18/07 See Copy attached, to Company File.
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07

PAGE 02

01/19/2007 06:57 7025512406

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080803831-53
Ross Miller Secretary of State State of Nevada	Filing Date and Time 12/10/2008 12:07 PM
	Entity Number C14037-1995

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Auto V Resources, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

I. The name of the corporation is:

Premier Mortgage Resources, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 51%

4. Effective date of filing (optional): December 5, 2008
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

090203

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20140234175-69
	Filing Date and Time: 03/31/2014 8:00 AM
	Entity Number: C14037-1995

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Premier Mortgage Resources, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The name of the corporation is changed to Alternaturals, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 51%

4. Effective date and time of filing: (optional) Date: 4/31/14 Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X ______________________

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 11-27-13

SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

ALTERNATURALS, INC.

Nevada Business Identification # NV19951119260

Expiration Date: August 31, 2014

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.

This license shall be considered valid until the expiration date listed above unless suspended or revoked in accordance with Title 7 of Nevada Revised Statutes.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on March 31, 2014

ROSS MILLER
Secretary of State

This document is not transferable and is not issued in lieu of any locally-required business license, permit or registration.

Please Post in a Conspicuous Location

You may verify this Nevada State Business License online at www.nvsos.gov under the Nevada Business Search.

Exhibit 1.2

BY-LAWS
OF
ALTERNATURALS INC.

A Nevada Corporation

ARTICLE I – OFFICES

The registered office of the Corporation in the State of Nevada shall be located in the City and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Nevada as the Board of Directors may, from time to time, determine.

ARTICLE II — MEETING OF SHAREHOLDERS

Section 1 — Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors, at the time fixed from time to time by the Directors.

Section 2 — Special Meetings:

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors and shall be held within or without the State of Nevada.

Section 3 - Court-Ordered Meeting:

The Court of Chancery in this State where the Corporation's principal office is located, or where the Corporation's registered office is located in this state, may after notice to the Corporation, order a meeting if an annual meeting has not been held within any thirteen month period, if there is a failure by the Corporation to hold an annual meeting for a period of thirty days after the date designated therefore, or if no date has been designated, for a period of thirteen months after the organization of the Corporation or after its last annual meeting. The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders, entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.

Section 4 - Place of Meetings:

Meeting of the shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Nevada: 701 Palomar Airport Road, Suite 300, Carlsbad, CA 92009

Section 5 — Notice of Meetings:

(a) Written or printed notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by first class mail, by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to cite at such meeting, and to any other shareholder to whom given notice may be required by law. Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to dissent and receive payment for their shares pursuant to the Nevada General Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder as it appears on the share transfer records of the Corporation.

Sections 6 — Shareholders' List:

(a) After fixing a record date for a meeting, the officer who has charge of the stock ledger of the Corporation, shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period it is available for inspection.

(b) The Corporation shall make the shareholder's list available at the meeting of shareholders, and any shareholder or the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c) Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, such Directors shall be ineligible for election for any office at such meeting.

(d) The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by Section 219 of the Nevada General Corporation Law or the books of the Corporation, or to vote in person or by proxy at any shareholders' meeting.

Section 7 — Quorum:

(a) Except as otherwise provide herein, or by law, or in the Certificate of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called pursuant to Section 211 of the Nevada General Corporations Law, a quorum shall be present at all meetings of shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 8 — Voting:

(a) Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, any corporate action, other than the election of Directors, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders of the Corporation.

(b) Unless otherwise provided for in the Articles of Incorporation of this Corporation, Directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the cumber of shares owned by him/her for as many persons as there are Directors to be elected.

(c) Unless otherwise provided for in the Certificate of Incorporation of this Corporation, Directors will be elected by a plurality of the votes by the shares, present in person or by proxy, entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him/her for as many persons as there are Directors to be elected.

(d) Except as otherwise provided by statute, the Certificate of Incorporation, or these Bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to cite thereat, shall be entitled to one vote for each share registered in his or her name on the books of the Corporation.

Section 9 — Proxies:

Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself or herself, or by his or her attorney-in—fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram telex, cablegram, or similar transmission by the shareholder, or a photographic, photo static, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. No proxy shall be valid after the expiration of three years from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 10 — Action Without a Meeting:

Unless otherwise provided for in the Certificate of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the shareholder of the Corporation having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to the Corporation to its registered office in the State of Nevada, its principal place of business or an officer or Agent of the Corporation having custody of the book in which proceedings of shareholders' meetings are recorded.

Section 11- Inspectors:

(a) The Corporation shall appoint one or more inspectors, and one or more alternate inspectors, to act at any shareholders' meeting and make a written report thereof, so long as such inspectors sign an oath to faithfully execute their duties with impartially and to the best of their ability before such meeting. If no inspector or alternate is able to act at the shareholder meeting, the presiding officer shall appoint one or more inspectors to act at the meeting.

(b) The inspector shall:

i. Ascertain the number of shares entitled to vote and the voting power of each such shareholder;
ii. Determine the shares represented at a meeting and the validity of proxies and ballots;
iii. Count all votes and ballots;
iv. Determine and retain for a reasonable time a disposition record of any challenges made to any of the inspectors' determinations; and
v. Certify the inspectors' determinations of the number of shares represented at the meeting and their count of all votes and ballots.

ARTICLE III — BOARD OF DIRECTORS

Section 1 — Number, Term, Election and Qualifications:

(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of 1 persons, unless and until otherwise determined by vote of a majority of the entire Board of Director. The Board of Directors or shareholders all have the power, in the interim between annual and special meetings of the shareholder, to increase or decrease the number of Directors of the

Corporation. A Director need not be a shareholder of the Corporation unless required by the Certificate of Incorporation of the Corporation or these Bylaws.

(b) Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws, by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) The first Board of Directors shall hold office until the first annual meeting of the shareholders and until their successors have been duly executed and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his election, or until his/her prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

*NOTE: Article III Section 1 Subsection (b) of these Bylaws shall not be used in the Corporation's Bylaws unless the Corporation has one or more classes of voting stock that are:

(i) listed on a national exchange; (ii) authorized for quotation on an inter—dealer quotation system of a registered national securities association; or (iii) held by more than two thousand shareholders of record of the Corporation.

<u>Section 2 — Duties and Powers:</u>

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Nevada State Law, in the Certificate of Incorporation or in these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

<u>Section 3 — Regular Meetings; Notice:</u>

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Nevada at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

<u>Section 4 — Special Meetings; Notice:</u>

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waiver of notice thereof.

(b) Except as otherwise required statue, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice, of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mail, so addressed, with postage prepaid. If notice is given by a telegram, it shall be deemed to be delivered when the telegram is delivered to the telegram company. A notice, or waiver of notice, except a s required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him/her, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

(d) Unless otherwise stated in the Articles of Incorporation of the Corporation, the Chairperson, President, Treasurer, Secretary or any two or more Directors of the Corporation may call any special meeting of the Board of Directors.

<u>Section 5 - Chairperson:</u>

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his or her absence, any other Director chosen by the Board of Directors shall preside.

<u>Section 6 — Quorum and Adjournments:</u>

(a) At all meeting of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws. (Note: If the Certificate of the Incorporation authorizes a quorum to consist of less than a majority, but no fewer than one-third of the prescribed number of Directors as permitted by law except that when a board of Director shall constitute a quorum or if the Certificate of Incorporation and/or Bylaws require a greater number than a majority as constituting a quorum then these Bylaws would state that this lesser or greater amount, instead of a majority, will constitute a quorum.)

(b) A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place off the adjourned meeting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

Section 7 — Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing, made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Nevada.

(d) Where appropriate communications facilities are reasonably available, any or all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 — Vacancies:

(a) Any vacancy in the Board of Directors accruing by reason of an increase in the number of Directors, or by reason of the death, resignation, disqualification, removal for inability to act as Director, or any other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) If at any time, by reason of death resignation or other cause, the Corporation shall have no Directors in office, then an officer or shareholder or an executor, administrator, trustee, or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders to fill such vacancies or may apply to the Court of Chancery for a decree summarily ordering an election.

(c) If the Directors of the Corporation constitutes less than a majority of the whole Board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of shares entitled to vote for Directors, order an election to be held, to fill any such vacancies or newly created directorships.

(d) Unless otherwise provided for by statute, the Certificate of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 10 — Removal:

One or more or all of the Directors of the Corporation may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, unless the Certificate of Incorporation provides that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in the Certificate of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders of that voting group may participate in the vote to remove that Director.

Section 11- Compensation:

The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 — Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more member, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV — OFFICERS

Section 1 — Number, Qualifications, Election and Term of Office:

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of an officer whose duty is to record proceedings of shareholders' and Directors' meetings and such other officers as the Board of Directors may from time to time deem advisable. Any officer other than the Chairmen of the Board of Directors may be, but is not required to be, a Director of the Corporation. Any two or more offices may be held by that same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholder.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 — Resignation:

Any officer may resign at any time by giving a written notice of such resignation to the Corporation.

Section 3 - Removal:

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 — Vacancies:

A vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors may be filled by the Board of Directors.

Section 5 — Bonds:

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 — Compensation:

The compensation of the officers of the Corporation shall be fixed, from time to time by the Board of Directors.

ARTICLE V — SHARES OF STOCK

Section 1 -— Certificate of Stock:

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the Chairperson, Vice—Chairperson, President, or Vice-President and Secretary or an Assistant Secretary or the Treasurer or Assistant Treasurer, or any other Officer designated by the Board of Directors, certifying that the number of shares owned by him or her in the Corporation, provided however, that where such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf or the Corporation and a registrar, any such signature may be a facsimile thereof. In case any officer who has signed or whole facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) Certificates shall be issued in such form not inconsistent with the Certificate of Incorporation and as shall be approved by the Board of Directors. Such certificates shall be numbered and registered on the books of the Corporation, in the order in which they were issued.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 3 — Transfers of Shares:

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 — Record Date:

(a) The Board of Directors may fix, in advance, which shall not be more than sixty, nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholder, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholder entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of the business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, provided that such record date shall not be more than sixty days before such action.

(c) The Board of Directors may fix, in advance, a date which shall not precede the date upon which the resolution fixing the date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date is fixed and no prior action is required by the Board, the record

date for determining shareholders entitled to consent to corporate action in writing without a meeting, shall be that first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery by hand or by certified or registered mail, return receipt requested, to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of
the book in which proceedings of meetings of shareholders are recorded, If no record date is fixed by the Board of Directors and prior action is required by law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which of Board of Directors adopts the resolution taking such prior action

(d) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE VI — DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefore, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII — FISCAL YEAR

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors.

ARTICLE IX — AMENDMENTS

Section 1 — Initial Bylaws:

The initial Bylaws of the Corporation shall be adopted by the Board of Directors at its organizational meeting.

Section 2 — By Shareholders:

All By-Laws of the Corporation shall be subject to alteration or repeal, and new By-Laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 3 — By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, By-Laws of the Corporation; however, Bylaws made by the Board may be altered or repealed, and new Bylaws make by the shareholders.

ARTICLE XI — INTERESTED DIRECTORS:

No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are Directors or Officers, or have financial interest, when such Director of Officer is present at or participates in the meeting of Board or committee which authorizes the contract or transaction or his/her votes are counted for such purpose if:

(a) the material facts as to his/her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee in good faith authorizes the contract or transactions by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) the material facts as to his/her relationship or relationships or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the shareholders. Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors or committee meeting authorizing the contract of transaction.

ARTICLE XII — FORM OF RECORDS:

Any records maintained by the Corporation in its regular course of business, including, but not limited to, its stock ledger, books of account and minute book, may be kept on, or be in the form of punch cards, magnetic tape, photographs, micro- photographs or any other information storage device, provided that the records so kept may be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any of such records so kept upon request of any person entitled to inspect the same.

ARTICLE XIII — INDEMNIFICATION

Section 1. — Right to Indemnification.

To the fullest extent permitted by law, every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses, liability and loss (including without limitation, attorney's fees, judgments, fines, taxes, penalties and amounts paid in settlement) paid or incurred by such person in connection with any actual or threatened claim, action, suit, proceeding or matter, civil, criminal, administrative, investigative or other, whether brought by or in the right of the Corporation or otherwise, in which he or she may be involved, as a party or otherwise, by reason of such person being or having been a director, officer or employee of the Corporation or by reason of the fact such person is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or other representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

ARTICLE XIV — LIMITATION ON LIABILITY

Section 1. — Limitation on Liability

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable for monetary damages, or otherwise, as a result of (i) any action taken; or (ii) failure to take any action. Any amendment or repeal of this Article XIV or adoption of any other provision of these Bylaws or the Certificate of Incorporation which has the effect of increasing director or officer liability shall operate prospectively only and shall not have any effect with respect to any action taken, or failure to act, prior to the adoption of such amendment, repeal or other provision.

EXHIBIT 3.1

INVESTOR AGREEMENT

This INVESTMENT AGREEMENT (the "AGREEMENT"), dated as of November, 1 2014 by and between Alternaturals, Inc., a Nevada corporation (the "Company"), and Peachtree Capital, LLC, a New York limited liability company (the "Investor"), with its principal executive officers at 245 Main Street, Suite 302, White Plains, NY 10601.

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall invest up to One Million Five Hundred Thousand Dollars ($1,500,000) to purchase the Company's Common Stock, $0.0001 par value per share (the "Common Stock"); and

WHEREAS, contemporaneously, with the execution and delivery of this Agreement, the parties hereto are filing a Form 1-A with the Securities and Exchange Commission.

NOW THEREFORE, in consideration of the foregoing recitals, which shall be considered an integral part of this Agreement, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Investor hereby agree as follows:

SECTION 1.
DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms.

"1933 Act" shall have the meaning set forth in the preamble of this agreement.

"1934 Act" shall mean the Securities Exchange Act of 1934, as it may be amended.

"Affiliate" shall have the meaning specified in Section 5.7, below.

"Agreement" shall mean this Investment Agreement.

"By-laws" shall have the meaning specified in Section 4.3.

"Certificate of Incorporation" shall have the meaning specified in Section 4.3.

"Closing" shall have the meaning specified in Section 2.4.

"Closing Date" shall mean no more than seven (7) Trading Days following the Put Notice Date.

"Common Stock" shall have the meaning set forth in the preamble of this Agreement.

"Control" or "Controls" shall have the meaning specified in Section 5.7.

"Effective Date" shall mean the date the SEC declares effective under the 1933 Act the Form 1-A covering the Securities.

"Environmental Laws" shall have the meaning specified in Section 4.13.

"Investment Agreement" shall mean this Agreement and the Registration Rights Agreement between the Company and the Investor of even date herewith.

"Execution Date" shall mean the date indicated in the preamble to this Agreement.

"Indemnities" shall have the meaning specified in Section 10.

"Indemnified Liabilities" shall have the meaning specified in Section 10.

"Ineffective Period" shall mean any period of time that the Form 1-A contemplated hereby is not qualified by the Securities and Exchange Commission, or becomes ineffective or the securities to be purchased hereunder have any resale limitations or restrictions.

"Investor" shall have the meaning indicated in the preamble of this Agreement.

"Material Adverse Effect" shall have the meaning specified in Section 4.1.

"Maximum Common Stock Issuance" shall have the meaning specified in Section 2.5.

"Open Market Adjustment Amount" shall have the meaning specified in Section 2.4.

"Open Market Purchase" shall have the meaning specified in Section 2.4.

"Open Market Share Purchase" shall have the meaning specified in Section 2.4.

"Open Period" shall mean the period beginning on and including the Trading Day immediately following the Effective Date and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Agreement in accordance with Section 8, below.

"Pricing Period" shall mean the fifteen (15) consecutive Trading Days prior to receipt of the Put Notice by the Investor.

"Principal Market" shall mean the American Stock Exchange, Inc., the National Association of Securities Dealers, Inc. Over-the-Counter Bulletin Board, the NASDAQ National Market System or the NASDAQ SmallCap Market, whichever is the principal market on which the Common Stock is listed.

"Prospectus" shall mean the Offering Circular used in connection with the Form l-A Filing.

"Purchase Amount" shall mean the total amount being paid by the Investor on a particular Closing Date to purchase the Securities.

"Purchase Price" shall mean a discount of Fifty percent (50%) percent from the lowest traded price for the twenty (20) trading days immediately prior to receipt by the Investor of the Put Notice, or a discount of Fifty percent (50%) to the closing bid on the day of the Put Notice, whichever is lower.

"Put" shall have the meaning set forth in Section 2.2 hereof.

"Put Amount" shall have the meaning set forth in Section 2.2 hereof.
"Put Notice" shall mean a written notice sent to the Investor by the Company stating the Put Amount in U.S. dollars the Company intends to sell to the Investor pursuant to the terms of the Agreement and stating the current number of Shares issued and outstanding on such date.

"Put Notice Date" shall mean the Trading Day, as set forth below, on which the Investor receives a Put Notice, however a Put Notice shall be deemed delivered on (a) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 9:30 am Eastern Time, or (b) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 9:30 am Eastern Time on a Trading Day. No Put Notice may be deemed delivered on a day that is not a Trading Day.

"Put Restriction" shall mean the days between the beginning of the Pricing Period and Closing Date. During this time, the Company shall not be entitled to deliver another Put Notice.

"Put Shares Due" shall have the meaning specified in Section 2.4.

"Registration Rights Agreement" shall have the meaning set forth in the recitals, above.

"Form l-A" means the Form 1-A of the Company filed under the 1933 Act covering the Common Stock issuable hereunder.

"Related Party" shall have the meaning specified in Section 5.7.

"Resolution" shall have the meaning specified in Section 7.5.

"SEC" shall mean the U.S. Securities & Exchange Commission.

"SEC Documents" shall have the meaning specified in Section 4.6.

"Securities" shall mean the shares of Common Stock issued pursuant to the terms of the Agreement.

"Shares" shall mean the shares of the Company's Common Stock.

"Subsidiaries" shall have the meaning specified in Section 4.

"Trading Day" shall mean any day on which the Principal Market for the Common Stock is open for trading, from the hours of 9:30 am until 4:00 pm.

SECTION II
PURCHASE AND SALE OF COMMON STOCK

2.1 PURCHASE AND SALE OF COMMON STOCK. Subject to the terms and conditions set forth herein, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, up to that number of Shares having an aggregate Purchase Price of One Million Five Hundred Thousand Dollars ($1,500,000).

2.2 DELIVERY OF PUT NOTICES. Prior to selling any securities to any third party under the Form l-A filing, the Company shall deliver a Put Notice to the Investor which states the dollar amount (designated in U.S. Dollars) (the "Put Amount"), which the Company intends to sell to the Investor on a Closing Date (the "Put"). The Put Notice shall be in the form attached hereto as Exhibit C and incorporated herein by reference. The amount that the Company shall be entitled to Put to the Investor (the "Put Amount") shall be equal to no more than 9.99 percent (9.99%) of the Issued and Outstanding Common Stock on the day of the applicable Put Notice Date. During the Open Period, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed.

2.3 CONDITIONS TO INVESTOR'S OBLIGATION TO PURCHASE SHARES. Notwithstanding anything to the contrary in this Agreement, the Company shall not be entitled to deliver a Put Notice and the Investor shall not be obligated to purchase any Shares at a Closing (as defined in Section 2.4) unless each of the following conditions are satisfied:

i. The Form 1-A has been qualified and there are no resale restrictions on the securities to be sold to the Investor;
ii. At all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, the Common Stock shall have been available to trade on the OTCBB;
iii. The Company has complied with its obligations and is otherwise not in breach of or in default under, this Agreement, or any other agreement executed in connection herewith which has not been cured prior to delivery of the investor's Put Notice Date;
iv. No injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of the Securities; and
v. The issuance of the Securities will not violate any shareholder approval requirements.
vi. The Investor will not, as a result of the investment own more than 9.99 percent (9.99%) of the Issued and Outstanding Common Stock on the day of the applicable Put Notice Date, and the Investor has no objections to receipt of the Put Notice and to the purchase of the shares. The Investor may refuse to accept a Put Notice for any reason without notice.

If any of the events described in clauses (i) through (v) above occurs during a Pricing Period, then the Investor shall have no obligation to purchase the Put Amount of Common Stock set forth in the applicable Put Notice.

2.4 MECHANICS OF PURCHASE OF SHARES BY INVESTOR. Subject to the satisfaction of the conditions set forth in Sections 2.5, 7 and 8 of this Agreement, the closing of the purchase by the Investor of Shares (a "Closing") shall occur on the date which is no later than seven (7) Trading Days following the applicable Put Notice Date (each a "Closing Date"). Upon each such Closing Date, the Company shall deliver to the Investor pursuant to this Agreement, certificates representing the Shares to be issued to the Investor on such date and registered in the name of the Investor (the "Certificate"). Within one Business Day after receipt of the Certificate, the Investor shall deliver to the Company the Purchase Price to be paid for such Shares, determined as set forth in Section 2.2.

2.5 OVERALL LIMIT ON COMMON STOCK ISSUABLE. Notwithstanding anything contained herein to the contrary, if during the Open Period the Company becomes listed on an exchange that limits the number of shares of Common Stock that may be issued without shareholder approval, then the number of Shares issuable by the Company and purchasable by the Investor, shall not exceed that number of the shares of Common Stock that may be issuable without shareholder approval (the "Maximum Common Stock Issuance"). If such issuance of shares of Common Stock could cause a delisting on the Principal Market, then the Maximum Common Stock Issuance shall first be approved by the Company's shareholders in accordance with applicable law and the By-laws and Amended and Restated Certificate of Incorporation of the Company, if such issuance of shares of Common Stock could cause a delisting on the Principal Market. The parties understand and agree that the Company's failure to seek or obtain such shareholder approval shall in no way adversely affect the validity and due authorization of the issuance and sale of Securities or the Investor's obligation in accordance with the terms and conditions hereof to purchase a number of Shares in the aggregate up to the Maximum Common Stock Issuance limitation, and that such approval pertains only to the applicability of the Maximum Common Stock Issuance limitation provided in this Section 2.5.

2.6 LIMITATION ON AMOUNT OF OWNERSHIP. Notwithstanding anything to the contrary in this Agreement, in no event shall the Investor be entitled to purchase that number of Shares, which when added to the sum of the number of shares of Common Stock beneficially owned (as such term is defined under Section 13(d) and Rule 13d-3 of the 1934 Act), by the Investor, would exceed 9.99% of the number of shares of Common Stock outstanding on the Closing Date, as determined in accordance with Rule 13d-l(j) of the 1934 Act.

SECTION III
INVESTOR'S REPRESENTATIONS, WARRANTIES AND COVENANTS

The Investor represents and warrants to the Company, and covenants, that:

3.1 SOPHISTICATED INVESTOR. The Investor has, by reason of its business and financial experience, such knowledge, sophistication and experience in financial and business matters and in making investment decisions of this type that it is capable of (I) evaluating the merits and risks of an investment in the Securities and making an informed investment decision; (11) protecting its own interest; and (III) bearing the economic risk of such investment for an indefinite period of time.

3.2 AUTHORIZATION; ENFORCEMENT. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

3.3 SECTION 9 OF THE 1934 ACT. During the term of this Agreement, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Common Stock. The Investor agrees not to sell the Company's stock short, either directly or indirectly through its affiliates, principals or advisors, the Company's common stock during the term of this Agreement.

3.4 ACCREDITED INVESTOR. Investor is an "Accredited Investor" as that term is defined in Rule 501(a) of Regulation D of the 1933 Act.

3.5 NO CONFLICTS. The execution, delivery and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby will not result in a violation of Partnership Agreement or other organizational documents of the Investor.

3.6 OPPORTUNITY TO DISCUSS. The Investor has received all materials relating to the Company's business, finance and operations, which it has requested. The Investor has had an opportunity to discuss the business, management and financial affairs of the Company with the Company's management.

3.7 INVESTMENT PURPOSES. The Investor is purchasing the Securities for its own account for investment purposes and not with a view towards distribution and agrees to resell or otherwise dispose of the Securities solely in accordance with the registration provisions of the 1933 Act (or pursuant to an exemption from such registration provisions).

3.8 NO REGISTRATION AS A DEALER. The Investor is not and will not be required to be registered as a "dealer" under the 1934 Act, either as a result of its execution and performance of its obligations under this Agreement or otherwise.

3.9 GOOD STANDING. The Investor is a Limited Partnership, duly organized, validly existing and in good standing in the Cayman Islands.

3.10 TAX LIABILITIES. The Investor understands that it is liable for its own tax liabilities.

3.11 REGULATION M. The Investor will comply with Regulation M under the 1934 Act, if applicable.

SECTION IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules attached hereto, the Company represents and warrants to the Investor that:

4.1 ORGANIZATION AND QUALIFICATION. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of Nevada, and has the requisite corporate power and authorization to own its properties and to carry on its business as now being conducted. Both the Company and the companies it owns or controls ("Subsidiaries") are duly qualified to do business and are in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company and its Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under the Investment Agreement (as defined in Section 1 and 4.2 below).

4.2 AUTHORIZATION; ENFORCEMENT; COMPLIANCE WITH OTHER INSTRUMENTS.

i. The Company has the requisite corporate power and authority to enter into and perform this Investment Agreement and to issue the Securities in accordance with the terms hereof and thereof.

ii. The execution and delivery of the Investment Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the reservation for issuance and the issuance of the Securities pursuant to this Agreement, have been duly and validly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors, or its shareholders.

iii. The Investment Agreement has been duly and validly executed and delivered by the Company.

iv. The Investment Agreement constitutes the valid and binding obligations of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of:

(a) 5,000,000,000 shares of Common Stock Authorized, $0.00001 par value per share, of which as of the date hereof, 3,109,991,493 shares are issued and outstanding;

(b) 5,000,000 shares of Preferred Stock, of which as of the date hereof one share is issued and outstanding; and

(c) One share of Series A Preferred Stock, or which one share is issued and outstanding.

All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and non-assessable.

Except as disclosed in the Company's publicly available filings with the SEC:

i. No shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company;

ii. There are no outstanding debt securities;

iii. There are no outstanding shares of capital stock, options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries;

iv. There are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement);

v. There are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries;

vi. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement;

vii. The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and

viii. The Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and there is no dispute as to the classification of any shares of the Company's capital stock.

The Company has furnished to the Investor true and correct copies of the Company's Articles of Incorporation, as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's Bylaws, as in effect on the date hereof (the "Bylaws"), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

4.4 ISSUANCE OF SHARES. The Company has reserved Shares for issuance pursuant to this Agreement, which have been duly authorized and reserved those Shares for issuance (subject to adjustment pursuant to the Company's covenant set forth in Section 5.5 below) pursuant to this Agreement. Upon issuance in accordance with this Agreement, the Securities will be validly issued, fully paid for and non-assessable and free from all taxes, liens and charges with respect to the issue thereof. In the event the Company cannot register a sufficient number of Shares for issuance pursuant to this Agreement, the Company will use its best efforts to authorize and reserve for issuance the number of Shares required for the Company to perform its obligations hereunder as soon as reasonably practicable.

4.5 NO CONFLICTS. The execution, delivery and performance of the Investment Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company or any of its Subsidiaries is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree (including United States federal and state securities laws and regulations and the rules and regulations of the Principal Market or principal securities exchange or trading market on which the Common Stock is traded or listed) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of, or in default under, the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the By-laws or their organizational charter or by—laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations, amendments, accelerations, cancellations and violations that would not individually or in the aggregate have or constitute a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the 1933 Act or any securities laws of any states, to the Company's knowledge, the Company is not required to obtain any consent, authorization, permit or order of, or make any filing or registration (except the filing of a Form 1-A as outlined in the Registration Rights Agreement between the Parties) with, any court, governmental authority or agency, regulatory or self-regulatory agency or other third party in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Investment Agreement in accordance with the terms hereof or thereof. All consents, . authorizations, permits, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof and are in full force and effect as of the date hereof. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company is not, and will not be, in violation of the listing requirements of the Principal Market as in effect on the date hereof and on each of the Closing Dates and is not aware of any facts which would reasonably lead to delisting of the Common Stock by the Principal Market in the foreseeable future.

4.6 ABSENCE OF CERTAIN CHANGES. Except as otherwise set forth in the SEC Documents, the Company does not intend to change the business operations of the Company in any material way. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

4.7 ABSENCE OF LITIGATION AND/OR REGULATORY PROCEEDINGS. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

4.8 ACKNOWLEDGMENT REGARDING INVESTOR'S PURCHASE OF SHARES. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Investment Agreement and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its respective representatives or agents in connection with the Investment Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Securities, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into the Investment Agreement has been based solely on the independent evaluation by the Company and its representatives.

4.9 NO UNDISCLOSED EVENTS, LIABILITIES, DEVELOPMENTS OR CIRCUMSTANCES. No event, liability, development or circumstance has occurred or exists, or to the Company's knowledge is contemplated to occur, with respect to the Company or its Subsidiaries or their respective business, properties, assets, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a Form 1-A filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

4.10 EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that relations with their employees are good. No executive officer (as defined in Rule 501(1) of the 1933 Act) has notified the Company that such officer intends to leave the Company's employ or otherwise terminate such officer's employment with the Company.

4.11 INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others and there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company or its Subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

4.12 ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are, to the knowledge of the management and directors of the Company and its Subsidiaries, in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"); (ii) have, to the knowledge of the management and directors of the Company, received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance, to the knowledge of the management and directors of the Company, with all terms and conditions of any such permit, license or approval where, in each of the three (3) foregoing cases, the failure to so comply would have, individually or in the aggregate, a Material Adverse Effect.

4.13 TITLE. The Company and its Subsidiaries have good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the SEC Documents or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

4.14 INSURANCE. Each of the Company's Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has been refused any insurance coverage sought or applied for and neither the Company nor its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

4.15 REGULATORY PERMITS. The Company and its Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from the appropriate federal, state, local or foreign regulatory authorities and comparable foreign regulatory agencies, necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits which if not obtained, or such revocations or modifications which, would not have a Material Adverse Effect.

4.16 INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles by a firm with membership to the PCAOB and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17 NO MATERIALLY ADVERSE CONTRACTS, ETC. Neither the Company nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

4.18 TAX STATUS. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

4.19 CERTAIN TRANSACTIONS. Except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from disinterested third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.20 DILUTIVE EFFECT. The Company understands and acknowledges that the number of shares of Common Stock issuable upon purchases pursuant to this Agreement will increase in certain circumstances including, but not necessarily limited to, the circumstance wherein the trading price of the Common Stock declines during the period between the Effective Date and the end of the Open Period. The Company's executive officers and directors have studied and fully understand the nature of the transactions contemplated by this Agreement and recognize that they have a potential dilutive effect on the shareholders of the Company. The Board of Directors of the Company has concluded, in its good faith business judgment, and with full understanding of the implications, that such issuance is in the best interests of the Company. The Company specifically acknowledges that, subject to such limitations as are expressly set forth in the Investment Agreement, its obligation to issue shares of Common Stock upon purchases pursuant to this Agreement is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

4.21 LOCK-UP. The Company shall cause its officers, insiders, directors, and affiliates or other related parties under control of the Company, to refrain from selling Common Stock during each Pricing Period.

4.22 NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Common Stock to be offered as set forth in this Agreement.

4.23 NO BROKERS, FINDERS OR FINANCIAL ADVISORY FEES OR COMMISSIONS. There are no brokers, finders or financial advisory fees or commissions will be payable by the Company, its agents or Subsidiaries, with respect to the transactions contemplated by this Agreement.

SECTION V

COVENANTS OF THE COMPANY

5.1 BEST EFFORTS. The Company shall use all commercially reasonable efforts to timely satisfy each of the conditions set forth in Section 7 of this Agreement.

5.2 REPORTING STATUS. Until one of the following occurs, the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status, or take an action or fail to take any action, which would terminate its status as a reporting company under the 1934 Act: (i) this Agreement terminates pursuant to Section 8 and the Investor has the right to sell all of the Securities without restrictions pursuant to Rule 144(k) promulgated under the 1933 Act, or such other exemption (ii) the date on which the Investor has sold all the Securities and this Agreement has been terminated pursuant to Section 8.

5.3 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares (excluding amounts paid by the Company for fees as set forth in the Investment Agreement) for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith deem to be in the best interest of the Company.

5.4 RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of the Securities to the Investor as required hereunder. In the event that the Company determines that it does not have a sufficient number of authorized shares of Common Stock to reserve and keep available for issuance as described in this Section 5.4, the Company shall use all commercially reasonable efforts to increase the number of authorized shares of Common Stock by seeking shareholder approval for the authorization of such additional shares.

5.5 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement, any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two (2) years, shareholders who beneficially own 5% or more of the Common Stock, or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "Related Party"), except for (i) customary employment arrangements and benefit programs on reasonable terms, (ii) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a disinterested third party other than such Related Party, or (iii) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company. For purposes hereof, any director who is also an officer of the Company or any Subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "Affiliate" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) is under common control with that person or entity.

"Control" or "Controls" for purposes hereof means that a person or entity has the power, directly or indirectly, to conduct or govern the policies of another person or entity.

5.6 CORPORATE EXISTENCE. The Company shall use all commercially reasonable efforts to preserve and continue the corporate existence of the Company.

5.7 NOTICE OF CERTAIN EVENTS AFFECTING REGISTRATION; SUSPENSION OF RIGHT TO MAKE A PUT. The Company shall promptly notify the Investor upon the occurrence of any of the following events in respect of a Form l-A or related prospectus in respect of an offering of the Securities: (i) receipt of any request for additional information by the SEC or any other federal or state governmental authority during the period of effectiveness of the Form 1-A for amendments or supplements to the Form 1-A or related prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of any Form l-A or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Securities for sale in any jurisdiction or the initiation or notice of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in such Form l-A or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Form 1-A, related prospectus or documents so that, in the case of a Form l-A, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (V) the Company's reasonable determination that a post-effective amendment to the Form 1-A would be appropriate, and the Company shall promptly make available to Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to Investor any Put Notice during the continuation of any of the foregoing events in this Section 5.7.

5.8 TRANSFER AGENT. Upon qualification of the Form 1-A, and for so long as the offering thereunder is effective, the Company shall deliver instructions to its transfer agent to issue Shares to the Investor that are covered by this Agreement free of restrictive legends.

5.9 ACKNOWLEDGEMENT OF TERMS. The Company hereby represents and warrants to the
Investor that: (i) it is voluntarily entering into this Agreement of its own freewill, (ii) it is not entering this Agreement under economic duress, (iii) the terms of this Agreement are reasonable and fair to the Company, and (iv) the Company has had independent legal counsel of its own choosing review this Agreement, advise the Company with respect to this Agreement, and represent the Company in connection with this Agreement.

SECTION VI

CONDITIONS OF THE COMPANY'S OBLIGATION TO SELL

The obligation hereunder of the Company to issue and sell the Securities to the Investor is further subject to the satisfaction, at or before each Closing Date, of each of the following conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

6.1 The Investor shall have executed this Agreement and delivered the same to the Company.

6.2 The Investor shall have delivered to the Company the Purchase Price for the Securities being purchased by the Investor between the end of the Pricing Period and the Closing Date via a Put Settlement Sheet (hereto attached as Exhibit D). After receipt of confirmation of delivery of such Securities to the Investor, the Investor, by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company will disburse the funds constituting the Purchase Amount. The Investor shall have no obligation to disburse the Purchase Amount until the Company delivers the Shares pursuant to a Put Notice.

6.3 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction, which prohibits the consummation of any of the transactions contemplated by this Agreement.

SECTION VII

FURTHER CONDITIONS OF THE INVESTOR'S OBLIGATION TO PURCHASE

The obligation of the Investor hereunder to purchase Shares is subject to the satisfaction, on or before each Closing Date, of each of the following conditions set forth below.

7.1 The Company shall have executed the Investment Agreement and delivered the same to the Investor.

7.2 The Common Stock shall be authorized for quotation on the OTCBB and trading in the Common Stock shall not have been suspended at any time beginning on the date hereof and through and including the respective Closing Date (excluding suspensions of not more than one (1) Trading Day resulting from business announcements by the Company, provided that such suspensions occur prior to the Company's delivery of the Put Notice related to such Closing).

7.3 The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Closing Date as though made at that time and the Company shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Investment Agreement to be performed, satisfied or complied with by the Company on or before such Closing Date. The Investor may request an update as of such Closing Date regarding the representation contained in Section 4.3 above.

7.4 The Company shall have executed and delivered to the Investor the certificates representing, or have executed electronic book-entry transfer of, the Securities (in such denominations as the Investor shall request) being purchased by the Investor at such Closing.

7.5 The Board of Directors of the Company shall have adopted resolutions consistent with Section 4.2(ii) above (the "Resolutions") and such Resolutions shall not have been amended or rescinded prior to such Closing Date.

7.6 No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.7 The Form 1-A shall be effective on each Closing Date and no stop order suspending the effectiveness of the Form 1-A shall be in effect or to the Company's knowledge shall be pending or threatened. Furthermore, on each Closing Date (I) neither the Company nor the Investor shall have received notice that the SEC has issued or intends to issue a stop order with respect to such Form 1-A or that the SEC otherwise has suspended or withdrawn the effectiveness of such Form 1-A, either temporarily or permanently, or intends or has threatened to do so (unless the SEC's concerns have been addressed and Investor is reasonably satisfied that the SEC no longer is considering or intends to take such action), and (II) no other suspension of the use or withdrawal of the effectiveness of such Form 1-A or related prospectus shall exist.

7.8 At the time of each Closing, the Form 1-A (including information or documents incorporated by reference therein) and any amendments or supplements thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or which would require public disclosure or an update supplement to the prospectus.

7.9 If applicable, the shareholders of the Company shall have approved the issuance of any Shares in excess of the Maximum Common Stock Issuance in accordance with Section 2.5 or the Company shall have obtained appropriate approval pursuant to the requirements of Nevada law and the Company's Articles of Incorporation and By-laws.

7.10 The conditions to such Closing set forth in Section 2.3 shall have been satisfied on or before such Closing Date.

7.11 The Company shall have certified to the Investor the number of Shares of Common Stock outstanding when a Put Notice is given to the Investor. The Company's delivery of a Put Notice to the Investor constitutes the Company's certification of the existence of the necessary number of shares of Common Stock reserved for issuance.

SECTION VIII

TERMINATION

This Agreement shall terminate upon any of the following events:

8.1 when the Investor has purchased an aggregate of One Million Five hundred Thousand Dollars ($1,500,000) in the Common Stock of the Company pursuant to this Agreement; or

8.2 on the date which is thirty-six (36) months after the Effective Date; or,

8.3 at such time that the Form 1-A is no longer in effect.

Any and all shares, or penalties, if any, due under this Agreement shall be immediately payable and due upon termination of the Line.

SECTION IX

SUSPENSION

This Agreement shall be suspended upon any of the following events, and shall remain suspended until such event is rectified:

i. The trading of the Common Stock is suspended by the SEC, the Principal Market or F INRA for a period of two (2) consecutive Trading Days during the Open Period; or,
ii. The Common Stock ceases to be quoted on OTCBB. Immediately upon the occurrence of one of the above-described events, the Company shall send written notice of such event to the Investor.

SECTION X

INDEMNIFICATION

In consideration of the parties mutual obligations set forth in the Transaction Documents, each of the parties (in such capacity, an "Indemnitor") shall defend, protect, indemnify and hold harmless the other and all of the other party's shareholders, officers, directors, employees, counsel, and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (I) any misrepresentation or breach of any representation or warranty made by the Indemnitor or any other certificate, instrument or document contemplated hereby or thereby; (II) any breach of any covenant, agreement or obligation of the Indemnitor contained in the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby; or (III) any cause of action, suit or claim brought or made against such Indemnitee by a third party and arising out of or resulting from the execution, delivery, performance or enforcement of the Investment Agreement or any other certificate, instrument or document contemplated hereby or thereby, except insofar as any such misrepresentation, breach or any untrue statement, alleged untrue statement, omission or alleged omission is made in reliance upon and in conformity with information furnished to Indemnitor which is specifically intended for use in the preparation of any such Form 1-A, preliminary prospectus, prospectus or amendments to the prospectus. To the extent that the foregoing undertaking by the Indemnitor may be unenforceable for any reason, the Indemnitor shall make the maximum contribution to the payment and satisfaction of each of the

Indemnified Liabilities which is permissible under applicable law. The indemnity provisions contained herein shall be in addition to any cause of action or similar rights Indemnitor may have, and any liabilities the Indemnitor or the Indemnitees may be subject to.

SECTION XI

GOVERNING LAW; DISPUTES SUBMITTED TO ARBITRATION.

11.1 LAW GOVERNING THIS AGREEMENT. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of Nevada or in the federal courts located in the state and county of Nevada. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the in personal jurisdiction of such courts and hereby irrevocably waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Agreement or any other agreement delivered in connection herewith is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision,which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of any agreement. Each party hereby irrevocably waives personal service of process and consents to process being served in any suit, action or proceeding in connection with this Agreement or any other Transaction Documents by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

11.2 LEGAL FEES; AND MISCELLANEOUS FEES. Except as otherwise set forth in the Investment Agreement, each party shall pay the fees and expenses of its advisers, counsel, the accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys' fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party, after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of any Securities.

11.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

11.4 HEADINGS; SINGULAR/PLURAL. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

11.5 SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the Validity or enforceability of any provision of this Agreement in any other jurisdiction.

11.6 ENTIRE AGREEMENT; AMENDMENTS. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein, and, the terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. The execution and delivery of the Investment Agreement shall not alter the force and effect of any other agreements between the Parties, and the obligations under those agreements.

11.7 NOTICES. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (I) upon receipt, when delivered personally; (II) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (III) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Alternaturals, Inc.
2885 Sanford Ave SW #28452
Grandville, MI 49418
Attention: Matthew Briggs, Chief Executive Officer
Telephone No.: (616) 244-8500

If to the Investor:

Peachtree Capital, LLC.
415 E. Main Street, Suite 3
Port Jefferson, NY 11777
Attention: Raymond Barton or William Goode
Telephone: 631-223-7428

Each party shall provide five (5) days prior written notice to the other party of any change in address or facsimile number.

11.8 NO ASSIGNMENT. This Agreement may not be assigned.

11.9 NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person, except that the Company acknowledges that the rights of the Investor may be enforced by its general partner.

11.10 SURVIVAL. The representations and warranties of the Company and the Investor contained in Sections 3 and 4, the agreements and covenants set forth in Sections 5 and 6, and the indemnification provisions set forth in Section 10, shall survive each of the Closings and the termination of this Agreement.

11.11 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no party shall issue any such press release or otherwise make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which such case the disclosing party shall provide the other party with prior notice of such public statement. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor without the prior consent of the Investor, except to the extent required by law. The Investor acknowledges that this Agreement and all or part of the Investment Agreement may be deemed to be "material contracts" as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or Form 1-As filed under the 1933 Act or the 1934 Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

11.12 FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.13 PLACEMENT AGENT. If so required, the Company agrees to pay a registered broker dealer, to act as placement agent, a percentage of the Put Amount on each draw toward the fee as outlined in the Placement Agent Agreement. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other persons or entities for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Investment Agreement. The Company shall indemnify and hold harmless the Investor, their employees, officers, directors, agents, and partners, and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses incurred in respect of any such claimed or existing fees, as such fees and expenses are incurred.

11.14 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

11.15 REMEDIES. The Investor shall have all rights and remedies set forth in this Agreement and the Registration Rights Agreement and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which the Investor has by law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any default or breach of any provision of this Agreement, including the recovery of reasonable attorney's fees and costs, and to exercise all other rights granted by law.

11.16 PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Investor hereunder or under the Registration Rights Agreement or the Investor enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

11.17 PRICING OF COMMON STOCK. For purposes of this Agreement, the bid price of the Common Stock, or other quotes as described shall be as reported on Bloomberg, or OTCMarkets.com.

SECTION XII

NON—DISCLOSURE OF NON-PUBLIC INFORMATION

(a) The Company shall not disclose non-public information to the Investor, its advisors, or its representatives.

(b) Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will, as hereinabove provided, immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Form 1-A would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Section 12 shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Form 1-A contains an untrue statement of material fact or omits a material fact required to be stated in the Form 1-A or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

SECTION XIII

ACKNOWLEDGEMENTS OF THE PARTIES

Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby acknowledge and agree to the following: (i) the Investor makes no representations or covenants that it will not engage in trading in the securities of the Company, other than the Investor will not sell short the Company's common stock at any time during this Agreement; (ii) the Company shall, by 8:30 a.m. EST on the trading day following the date hereof, file a current report on Form 8-K disclosing the material terms of the transactions contemplated hereby and in the other Investment Agreement; (iii) the Company has not and shall not provide material non-public information to the Investor unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information; and (iv) the Company understands and confirms that the Investor will be relying on the acknowledgements set forth in clauses (i) through (iii) above if the Investor effects any transactions in the securities of the Company.

Your signature on this page evidences your agreement to be bound by the terms and conditions of the Investment Agreement as of the date first written above. The undersigned signatory hereby certifies that he has read and understands the Investment Agreement, and the representations made by the undersigned in this Investment Agreement are true and accurate, and agrees to be bound by its terms.

PEACHTREE CAPITAL, LLC
By: /s/ Raymond Barton
Raymond Barton
Managing Director

PEACHTREE CAPITAL, LLC
By: /s/ William G. Goode
William G. Goode

Managing Director

ALTERNATURALS, LLC
By: /s/ Matthew Briggs
Matthew Briggs
Chief Executive Officer

EXHIBIT 3.2

FORM OF PUT NOTICE

Date:______________

Dear Principals of Peachtree Capital, LLC.,
This is to inform you that as of today, Alternaturals, Inc., a Nevada Corporation (the "Company"), hereby elects to exercise its right pursuant to the Investment Agreement to request Peachtree Capital, LLC., to purchase shares of its common stock. The Company hereby certifies that:

The amount of this put is $_______________

The Pricing Period runs from ___________________until_____________________.

The number of shares currently issued and outstanding are: ___________________, as of the date of this Put Notice.

The number of shares currently available for issuance, are:___________________

Regards,

____
[Signature]

____
[Print]

____
[Title]

Alternaturals, Inc.

EXHIBIT 3.3

PUT SETTLEMENT SHEET

Date: ____________________

Dear Mr.______________,

Pursuant to the Put given by Alternaturals, Inc., to Peachtree Capital LLC ("Peachtree") on ____________________ 2014, we are now submitting the amount of common shares for you to issue to Peachtree.

Please have a certificate bearing no restrictive legend totaling shares issued to Peachtree immediately and send via DWAC to the following account:

____

If not DWAC eligible, please send FedEx Priority Overnight to:

____

____

Once these shares are received, we will have the funds wired to the Company.
Regards,

____
[Signature]

____
[Print]
Managing Director
Peachtree Capital, LLC

Exhibit 4.1

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT (the "**Subscription Agreement**") made as of this ___ day of , 201__, by and between Alternaturals, Inc., a Nevada corporation (the "Issuer"), with offices at 2885 Sanford Ave SW #28452 Grandville, MI 49418, and the undersigned (the "Subscriber").

WHEREAS, pursuant to an Offering Circular dated December 1, 2014 (the "Offering Circular"), the Issuer is offering in a Regulation A offering (the "Offering") to accredited investors up to 2,500,000,000 shares (the "Shares") of the Issuer's common stock, par value $0.0001 per share ("Common Stock") at a purchase price of $0.001 for 100 shares or 50% of the average of the three lowest sales in the past twenty trading days up to but not including the date of this subscription agreement (the "Purchase Price Calculation") for a maximum aggregate purchase price of $250,000.00 USD (the "Maximum Offering").

WHEREAS, the Subscriber desires to subscribe for the number of Shares set forth on the signature page hereof, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page hereof, at a price equal to that listed on the signature page and based on the Purchase Price Calculation, and the Issuer agrees to sell such Shares to the Subscriber for said purchase price, subject to the Issuer's right to sell to the Subscriber such lesser number of (or no) Shares as the Issuer may, in its sole discretion, deem necessary or desirable. The purchase price is payable by wire or by check payable to the Issuer.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform the obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of, and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, "Advisors") prior to the execution of this Subscription Agreement has carefully reviewed and understands, the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively, the "Offering Documents").

1.4 The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the Shares; (ii) the Shares are not registered under the Securities Act of 1933, as amended (the "Act"), or any state securities law; (iii) there is only a limited trading market for the Shares, and there is no assurance that a more active one will ever develop, and thus, the Subscriber may not be able to liquidate his, her or its investment; (iv) transferability of the Shares is limited because of the federal and state securities laws and regulations; and (v) an investor could suffer the loss of his, her or its entire investment. The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has a limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act, and the Subscriber is able to bear the economic risk of an investment in the Shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of, or has consulted with, only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the Shares as such are described in the Offering Circular, and each Advisor, if any, has disclosed to the Subscriber in writing (a copy of which is annexed to this Subscription Agreement) the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non- listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the Shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or a complete loss of this investment. If other than an individual, the Subscriber also represents it has not been organized solely for the purpose of acquiring the Shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the Shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the Shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's Shares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the Securities and Exchange Commission (the "SEC") or any state securities commission, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account, for investment only, and not with a View toward distribution or resale to others. The Subscriber represents, warrants and agrees that he, she or it will not sell or otherwise transfer the Shares except in accordance with the Securities Act, and fully understands and agrees that the Subscriber must bear the economic risk of his, her or its purchase because, among other reasons, the Shares have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or an exemption from such registration is available. The Subscriber understands that the Issuer is under no obligation to register the Shares on his, her or its behalf or to assist them in complying with any exemption from registration under the Securities Act or applicable state securities laws.

1.12 The Subscriber understands that the Shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act which depends, in part, upon his, her or its investment intention. In this connection, the Subscriber understands that it is the position of the SEC that the statutory basis for such exemption would not be present if his, her or its representation merely meant that his, her or its present intention was to hold such securities for a short period, such as the capital gains period of tax statutes, for a deferred sale, for a market rise, assuming that an active market develops, or for any other fixed period. The Subscriber realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with his, her or its representation to the Issuer, and the SEC might regard such a sale or disposition as a deferred sale, for which such exemption is not available. The Subscriber does not have any such intentions.

1.13 The Subscriber agrees to indemnify and hold the Issuer, its directors, officers and controlling persons and their respective heirs, representatives, successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as a result of any sale or distribution by the Subscriber in violation of the Act (including, without limitation, the rules promulgated thereunder), any state securities laws, or the Issuer's Restated Certificate of Incorporation and/or Bylaws, as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation; and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscriber's principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation or other entity.

1.16 The Subscriber acknowledges that if the Subscriber is a Registered Representative of a Financial Industry Regulatory Authority ("FINRA") member firm, the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker-dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that, except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or any agent, sub-agent, officer, employee or affiliate of the Issuer and, in entering into this transaction, the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made, or oral or written information furnished, to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the Shares which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects, and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the Shares through or as a result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or electronic mail over the Internet, in connection with the offering and sale of the Shares and is not subscribing for Shares and did not become aware of the offering of the Shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of a subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finders, fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer, or any of its employees, agents or sub-agents with respect to the legal, tax, economic and related considerations of an investment in the Shares, and the Subscriber has relied on the advice of, or has consulted with, only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "Plan") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer; (b) is independent of the Issuer and any of its affiliates; (c) is qualified to make such investment decision; and (d) in making such decision, the subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "Closing Date"):

2.1 The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, authorized to do business in the States of Nevada and California and has the corporate power to conduct the business which it conducts and proposes to conduct.

2.2 The execution, delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the Shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The Shares and the underlying Shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is a party, which would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of the date of the Offering Circular and will terminate at 11:59 PM Eastern Time, on the earlier of the date on which the Maximum Offering is sold or one (1) year from the commencement date or the date the Offering is terminated by the Issuer (the "**Termination Date**").

3.2 The Subscriber has affected a wire transfer in the full amount of the purchase price for the Shares to the Issuer or has delivered a check in payment of the purchase price for the Shares or affirmation of forgiveness of debt in the amount of the purchase price.

3.3 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the Shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.4 If the Subscriber is not a United States person, such Subscriber shall immediately notify the Issuer, and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR NEW YORK RESIDENTS THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR OMIT TO STATE MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE NOT MISLEADING IT CONTAINS FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

4.3 FOR NON—U.S. RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES, OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES, IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile (with receipt of confirmation) or registered or certified mail, return receipt requested, addressed to the Issuer, at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer, and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended except by a writing signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York. The parties hereby agree that any dispute which may arise between them arising out of or in connection with this Subscription Agreement shall be adjudicated only before a Federal court located in Suffolk County, State of New York, and they hereby submit to the exclusive jurisdiction of the federal courts located in Suffolk County, State of New York with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, relating to or arising out of this Subscription Agreement or any acts or omissions relating to the sale of the securities hereunder, and consent to the service of process in any such action or legal proceeding by means of registered or certified mail, return receipt requested, in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by a Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys' fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of Shares as herein provided; subject, however, to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers, (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by a court of competent jurisdiction shall not affect any other provision of this Subscription Agreement, which shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of a breach of any provision of this Subscription Agreement shall not operate or be construed as a waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

Number of Shares subscribed for:____

Aggregate Purchase Price: $_______

________________________X $_________ for each Share = $ __________________________

Manner in which Title is to be held (**Please Check One**) :

1._____Individual

7._____Trust/Estate/Pension or Profit Sharing Plan
Date Opened: __________________

2. ____ Joint Tenants with Right of Survivorship

8. ____ As a Custodian for ______________________________
Under the Uniform Gift to Minors Act
of the State of: ______________________________

3. ____Community Property

9. ____Married with Separate Property

4. ____Tenants in Common

10. ___Keogh

5._____ Corporation/Partnership/ Limited Liability Company

11.____ Tenants by the Entirety

6. ____IRA

12.____ Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN
INDIVIDUAL SUBSCRIBERS MUST COMPLETE SIGNATURE PAGE A
SUBSCRIBERS, WHICH ARE ENTITIES, MUST COMPLETE SIGNATURE PAGE B

SIGNATURE PAGE A

EXECUTION BY NATURAL PERSONS

____

Exact Name in Which Title is to be Held

______________________	______________________
Name (Please Print)	Name of Additional Subscriber
______________________	______________________
Resident: Number and Street	Address of Additional Subscriber
______________________	______________________
City, State and Zip Code	City, State and Zip Code
______________________	______________________
Social Security Number	Social Security Number
______________________	______________________
Telephone Number	Telephone Number
______________________	______________________
Fax Number (if available)	Fax Number (if available)
______________________	______________________
E-Mail (if available)	Email (if available)
______________________	______________________
(Signature)	(Signature of Additional Subscriber)

ACCEPTED this____day of ___________201

,

on behalf of Alternaturals, Inc.

By:______________________________________

Name:____________________________________

Title:_____________________________________

SIGNATURE PAGE B
EXECUTION BY SUBSCRIBER, WHICH IS AN ENTITY
(Corporation, Partnership, Trust, Etc.)

____
Name of Entity (Please Print)

Date of Incorporation or Organization:_____________________

State of Principal Office:_________________________________

Federal Taxpayer Identification Number: __________________

____
Office Address

____
City, State and Zip Code

_________________________________ _________________________________
Telephone Number Fax Number (if available)

____
E-Mail (if available)

[SEAL]

By: ______________________________

Attest:_________________________ Name:____________________________

(If Entity is a Corporation) Title:_____________________________

***If Subscriber is a Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party**:

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules

ACCEPTED this____day of_______
______201___ on behalf of Alternaturals, Inc.

____
Name of FINRA Firm

By:______________________________ By:______________________________

Name: ___________________________ Name:____________________________

Title:____________________________ Title:_____________________________

INVESTOR QUESTIONNAIRE

Instructions: Check all boxes below, which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (1) the decision that you shall subscribe for and purchase shares of the common stock, par value $0.001 per share (the "Shares") of Alternaturals, Inc. is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("Regulation D") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

☐ You are a director or executive officer of Alternaturals, Inc.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at this time, as a liability (except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as a result of the purchase of the primary residence, the amount of the excess must be included as a liability) and any indebtedness that is secured by your primary residence which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii)of Regulation D.

☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

Check all boxes below, which correctly describe you:

With respect to this investment in Shares of the Issuer:

Your investment Objectives are: [ ] Aggressive Growth [ ] Speculation

Your Risk Tolerance is: [ ] Low Risk [ ] Moderate Risk [ ] High Risk

Are you associated with a FINRA Member Firm? [ ] Yes [ ] No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below.

____ _____ I/We understand that this investment is not guaranteed.

____ _____ I/We are aware that this investment is not liquid.

____ _____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ _____ I/We confirm that this investment is considered "high risk." (This type of investment is considered high risk due to the inherent risks including lack of liquidity and lack of diversification. Success or failure of private placements such as this is dependent on the issuer of these securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement pursuant to which it purchased Shares of the Issuer.

Name of Purchaser [please print]	Name of Co-Purchaser [please print]
Signature of Purchaser (Entities provide signature of Purchaser's duly authorized signatory.)	Signature of Co-Purchaser
Name of Signatory (Entities only)	Title of Signatory (Entities only)

EXHIBIT 4.2

LEGAL OPINION

KALEEM SIKANDAR, ESQ.
THE LAW OFFICE OF KALEEM SIKANDAR
651 Winburn Drive
Collierville, TN 38017
Phone: (631) 889-2757
Kaleem.Sikandar@gmail.com

November 25, 2014

Alternaturals, Inc.
2885 Sanford Ave
SW #28452
Grandville, MI 49418

Gentlemen,

You have requested our opinion as counsel for Alternaturals, Inc., a Nevada corporation (the "Company") in connection with the Offering Circular on Form 1-A (the "Offering Circular"), under the Securities Act of 1933, as amended (the "Act") filed by the Company with the Securities and Exchange Commission.

The Offering Circular relates to an offering of 1,500,000,000 shares of the Company's common stock.

We have examined such records and documents and made such examination of laws as we have deemed relevant in connection with this opinion It is our opinion that: (a) all 1,500,000,000 shares referred to above when sold, will be duly authorized, validly issued, fully paid and non-assessable upon issuance.

No opinion is expressed herein as to any laws other than the laws of the federal laws applicable to securities. This opinion opines upon federal law including the statutory provisions all applicable provisions of the statutes and reported judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion as an exhibit to the Offering Circular and to the reference to our firm under the caption "Legal Matters" in the Offering Circular. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very Truly Yours,

Kaleem Sikandar, Esq.

Kaleem Sikandar, Esq.